
10010492





**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**
**FORM 1-A**
**REGULATION A OFFERING STATEMENT**
**UNDER THE SECURITIES ACT OF 1933**

Wealthpoint Equity Ventures Group, Inc
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

1560-1 Newbury Rd. #514
Newbury Park, CA 91324
818-428-1300 telephone
818-337-2018 fax

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

All correspondence:
LAW OFFICE OF JILLIAN SIDOTI
34721 Myrtle Court
Winchester, CA 92596
(323) 799-1342
FAX: (888) 316-7320

(Name, address, including zip code, and telephone number, including area code, of agent for service)

| 6513 | 26-4246454 |
|---|---|
| (Primary standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

**PART I — NOTIFICATION**
The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

**ITEM 1. Significant Parties**
List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors; Robert Kepe and Desi Kepe will be the directors of the Company. The business address for the Company shall be 1560-1 Newbury Rd. #514, Newbury Park, CA 91324

(b) the issuer's officers; Robert Kepe and Desi Kepe will be the directors of the Company. The business address for the Company shall be 1560-1 Newbury Rd. #514, Newbury Park, CA 91324

(c) the issuer's general partners; Not Applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;
Robert Kepe owns 50,000,000 shares of the Company's common stock. Desi Kepe owns 50,000,000 of the Company's common stock. This is 100% of the Company's outstanding stock.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:
Robert Kepe owns 50% of our outstanding stock.
Desi Kepe owns 50% of our outstanding stock.

(f) promoters of the issuer; Not applicable

(g) affiliates of the issuer;

Mzk Properties, Inc, owned and operated by Robert and Desi Kepe. 1560-1 Newbury Rd. #514, Newbury Park, CA 91324

(h) counsel to the issuer with respect to the proposed offering;

This Offer was written by Jillian Ivey Sidoti, counsel for the issuer. The Law Office of Jillian Ivey Sidoti is located at 34721 Myrtle Court, Winchester, CA 92596. Counsel for Wealthpoint Equity Ventures Group, Inc. has not acted on behalf of the prospective investors or conducted a review or investigation in their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this

(i) each underwriter with respect to the proposed offering;

Offering. This offering is self-underwritten, which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used. In the event a broker-dealer is retained by us to participate in the offering, we must file a post-effective amendment to the registration statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the prospectus. Additionally, the FINRA'S corporate finance department must issue a "no objection" position on the terms of the underwriting compensation before the broker-dealer may participate in the offering.

(j) the underwriter's directors; Not applicable

(k) the underwriter's officers; Not applicable

(l) the underwriter's general partners; Not applicabable

(m) counsel to the underwriter. Not applicable

**ITEM 2. Application of Rule 262**

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262
(b) Not Applicable.

**ITEM 3. Affiliate Sales**
This offer does not involve the resale of securities by affiliates of the issuer.

**ITEM 4. Jurisdictions in Which Securities Are to be Offered**
(a) These securities will not be offered by underwriters, dealers or salespersons.

(b) These securities shall be offered in the state of California and Virginia. The Directors of the Company shall file this Form 1-A as well as any other required forms in accordance with state laws as well as all required advertising materials.

The Directors plan on advertising the sale of these securities using billboards, newspaper articles, postcards, flyers, direct mail campaigns, radio and television advertisements. We will only use advertising that is in complete compliance with Regulation A and any other applicable laws. Advertising will not commence unless it is a) in compliance with Rule 254 or b) this Offering has been qualified by the S.E.C and the appropriate state securities commission.

**ITEM 5. Unregistered Securities Issued or Sold Within One Year**

The Issuer has issued the following shares in the last year:

Wealthpoint Equity Ventures Group, Inc. common share interest to the individual Officers of Wealthpoint Equity Ventures Group, Inc. were issued the following shares:

Robert Kepe – 50,000,000 shares of common stock

Desi Kepe – 50,000,000 shares of common stock

The issuer is relying on Regulation A of the Securities Act of 1933, aka The Conditional Small Issues Exemption. The issuer qualifies for such exemption as the issuer of the securities:

1. is an entity organized under the laws of the United States or Canada, or any State, Province, Territory or possession thereof, or the District of Columbia, with its principal place of business in the United States or Canada;
2. is not subject to section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") immediately before the offering;
3. is not a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies;
4. is not an investment company registered or required to be registered under the Investment Company Act of 1940 ;
5. is not issuing fractional undivided interests in oil or gas rights as defined in Rule 300 or a similar interest in other mineral rights; and
6. is not disqualified because of Rule 262; and
7. The sum of all cash and other consideration to be received for the securities ("aggregate offering price ") will not exceed $5,000,000. This offering does not include any affiliate resales.

The issuer issued promissory notes for the following loans in the last year. The following loans have been made to the Company and are all by family members or related entities of the Officers:

Note payable dated March 1, 2009 to a corporation - principal of $176,800. The principal is due on February 28, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of seven and three-quarters percent (7.75%) is required be repaid in monthly installments. The loan is unsecured.

Loaned owned by Alliance Real Estate Development, Inc of which Robert Kepe is a shareholder and President — $176,800

Note payable dated March 8, 2009 to two individuals - principal of $465,000. The principal is due on March 7, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of nine and a half percent (9.5%) is required be repaid in monthly installments. The loan is unsecured.

| | |
|---|---|
| Loaned owned by Pheng and Nhia Lee who are related to Robert Kepe by marriage. They are Robert Kepe's In-laws | $465,000 |

Note payable dated February 27, 2009 to two individuals - principal of $150,000. The principal is due on February 26, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of seven percent (7%) is required be repaid at the end of the loan term. The loan is unsecured.

| | |
|---|---|
| Note owned by Rudas Family Trust who are the Uncle and Aunt to Robert and Desi Kepe | $150,000 |

Note payable dated April 24, 2009 to a corporation - principal of $300,000. The principal is due on April 23, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of ten percent (10%) is required be repaid in monthly installments. The loan is unsecured.

| | |
|---|---|
| Note owned by Blueway Realty Solutions, Inc of which Robert and Desi Kepe are shareholders | $300,000 |

Note payable dated September 1, 2009 to a trust - principal of $370,000. The principal is due on December 1, 2009 and the Company has the right to extend repayment for an additional thirty days after that. Principal can be repaid at any time without penalty. Interest at a simple rate of ten percent (10%) is required be repaid when the loan matures. The loan is secured by a deed of trust and assignment of rents.

| | |
|---|---|
| Note owned by Anaya Revocable Living Trust | $370,000 |

Note payable dated March 1, 2009 to a trust controlled by a shareholder - principal of $900,000. The principal is due on February 28, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of six percent (6%) is required be repaid in monthly installments. The loan is unsecured.

| | |
|---|---|
| Note owned by Desi and Margaret Kepe | $900,000 |

| | |
|---|---|
| Note payable dated March 1, 2009 to a trust controlled by a shareholder - principal of $390,000. The principal is due on February 28, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of six percent (6%) is required be repaid in monthly installments. The loan is unsecured. | |
| DDMZ Living Trust | $390,000 |

**ITEM 6. Other Present or Proposed Offerings**
Neither the issuer nor any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. In accordance to Section 3.11 of the Company's Bylaws, the Officers have agreed to not raise funds for any competing funds until all securities under this Offering are sold.

**ITEM 7. Marketing Arrangements**

(a) There is presently no agreement by any holder, including our "affiliates", of "restricted" units not to sell their shares. Despite this, since returns on their respective interests provide the majority of compensation for services to be rendered for managing and directing the Company, the Officer, Mr. Kepe and Mr. Kepe, have no intention of selling their shares. Mr. Kepe and Mr. Kepe will also be subject to the restrictions under Sections 12, 13, and 14 of the Company's Bylaws.

(b) Not applicable

**ITEM 8. Relationship with Issuer of Experts Named in Offering Statement**
No expert named in this offering statement was employed on a contingent basis. In exchange for services rendered for this Form 1-A, the Law Office of Jillian Sidoti was paid $15,000.

**ITEM 9. Use of a Solicitation of Interest Document**
The issuer has not provided prospective purchasers any written documents and broadcasts to determine whether there is any interest in this securities offering. In the event that they do issue such documents, the issuer will provide such documents and broadcasts to the Commission in accordance with Rule 254. The issuer did not solicit or accept any money or other consideration from any prospective investor. The issuer will not make any sales until this offering statement has been qualified.

**PART II — OFFERING CIRCULAR**

**COVER PAGE**

Wealthpoint Equity Ventures Group, Inc.

Type of securities offered: **Unsecured Notes**
Maximum number of securities offered: **500**
Minimum number of securities offered: **1**
Price per security: **$10,000**
Total proceeds: If maximum sold: **$5,000,000** If minimum sold: **$10,000**

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [ X] No
If yes, what percent is commission of price to public? **N/A**
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)
Is transfer of the securities restricted? [X] Yes [ ] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANYSECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE

COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[X] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering may be registered for offer and sale in the following states:
**California**
**Virginia**

## TABLE OF CONTENTS

**EXHIBIT D - OPINION RE: LEGALITY**

**EXHIBIT E – SALES MATERIAL**

**EXHIBIT F – SAMPLE PROMISSORY NOTE**

**EXHIBIT G – EIN CONFIRMATION**

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of _______ pages.

## THE COMPANY

Wealthpoint Equity Ventures Group, Inc.
A Delaware Corporation

1560-1 Newbury Rd. #514
Newbury Park, CA 91324
818-428-1300 telephone
818-337-2018 fax

CONTACT: Robert Kepe

## RISK FACTORS

An investment in the Company involves the risk of a loss of the capital. Potential investors are to carefully consider each of the following factors, and to discuss them with their advisors, including attorneys, accountants, and investment advisors.

*No market exists for Notes*

There is a risk that no market for the Notes exists and as a result, the investment in the Company is illiquid in the event the Member desires to liquidate their interest. If a Noteholder attempts to sell their Notes, prior to the dissolution of the Company, there is no certainty that the Note can be sold for full market value or that the Note may be sold at any price.

*Blind pool*

Neither the Officers nor the Company have identified any specific Property to acquire with funds from this Offering. At some future time the Company may have information about a Property it may acquire. All of this information will be available to Noteholders upon request. Desi Kepe and Robert Kepe, have significant prior experience in real estate development projects and will endeavor to obtain and verify all material facts regarding the interest in the Property to be acquired by the Company. Nevertheless, it is possible that the Officers or the Company will not discover certain material facts, because information presented by the current Property owners may be prepared in an incomplete or misleading fashion, and the due diligence efforts may fail to uncover such problems. Moreover, the success of the Company's investment in a particular Property depends upon the Officers' ability to purchase, to manage, to refinance, to redevelop, or to dispose of the Property acquired. See **EXHIBIT A,** which is incorporated as part of this Regulation A offering which contains the business plan of the Company.

At the present time, the Company has not gathered any of the due diligence documents related to any Property that may be acquired by the Company. All of this information is commonly requested by investors in deciding to make an investment. Only individuals who feel comfortable with making an investment in the Company without such crucial information should consider becoming Investors in the Company.

*Company intends to use leverage*

The Company's objectives include the use of trust deeds or mortgages in the acquisition and operation of a Property it purchases. The Company intends that the amount of leverage used in the acquisition of any property will not exceed eighty five Percent (85%) of the market value of the Property.

The Company's use of leverage increases the risk of an investment in the Notes, as it is possible that the rental income from the Property, in any month, will be inadequate to make the monthly debt service required on the loan. A result of the Company being unable to make the required financing payments could be that the lender on the Property would foreclosure on the Property and some or all of the Company's investment in the Property will be lost.

There is also the risk that at the time of the sale of the Property, the sales proceeds will not be greater than the amount needed to pay off the total remaining balance of the financing and, as a result, some or all of the Company's investment in the Property will be lost.

*Inadequate Financial Projections*

Information provided in this Offering is intended to provide a prospective investor with sufficient facts concerning the proposed investment to make an informed decision as to whether the investor should invest in the Company. Projections of income and expenses incurred in connection with the operations of the Property and projections of the results of disposition of the land are based on existing facts but are not intended to be guarantees or warranties to the investor

*Financial Projections Require Caution*

If any financial projections are provided by Management, they are for discussion purposes only and based on an analysis performed by Wealthpoint. Although Management believes that the analysis and underlying assumptions contained in any financial projections are well founded, there can be no assurances that the analysis or the financial projections are accurate. Additionally, if the assumptions and conclusions contained in financial projections are incorrect or mistaken for any reason, then the ability of Wealthpoint to realize its projections or to achieve profitable operations will be adversely affected. Subscribers are urged to consider that any financial projections were prepared by Management assuming a most-likely case scenario in the marketplace for Wealthpoint and the completion of this Offering. Projections are not guarantees of future financial performance, nor should they be understood as such by subscribers. Subscribers should be aware of the inherent inaccuracies of forecasting. Accordingly, subscribers may wish to consult independent market professionals about Wealthpoint's future performance.

*Regional, state and local economic conditions*

The result of the performance of a Property is likely to be dependent upon the condition of the economy in the parts of the world in which the Property operates and the specific state and local in which the Property is located. In addition, there is a risk, that at the time of the projected sale of the Property, the market place may be different than projected.

*Risks related to owning Property*

Factors which might affect the Company when it owns investment or equity in Property might include, but are not limited to any or all of the following; changing industry regulations, adverse use of adjacent or neighboring real estate by its owners, changes in the demand for or supply of competing Properties, local economic factors which could result in the reduction of the fair market value of a Property, uninsured losses, significant unforeseen changes in general or local economic conditions, inability of the Company to obtain the services of appropriate consultants at the proposed cost, changes in legal requirements for any needed permits, licenses, or other legal documents in order to do business, changes in federal or state regulations applicable to the business and affairs of the individual Property, failure of a lender to approve a loan on terms and conditions acceptable to the Company, lack of adequate availability of liability insurance or all-risk or other types of required insurance at a commercially-reasonable price, shortages or reductions in available energy, acts of God or other calamities.

*Property operations as rental units*

The Officers have not included financial projections as to the operations of the individual properties as rental properties because of the speculative nature of that possible result.

*The Maximum Proceeds may not be raised*

There is a risk that the Officers may not be able to raise the maximum offering proceeds of Five Million Dollars ($5,000,000).

*Risk of not receiving any profits from the individual Properties*

It is possible that the Company may not make a Profit on any Property acquired. If the Company does not make a Profit the return to the noteholders will be less than anticipated.

***Risk Factors Involving Income Taxes***

*Risk of audit of Noteholder's returns*

There is a risk that an audit of the Company's records could trigger an audit of the individual Noteholder's tax records.

*Risk that Federal or State income tax laws will change*

There is a risk associated with the possibility that the Federal or State income tax laws may change affecting the projected results of an investment in the Company.

***Risk Factors Related to the Company***

*Lack of capital*

There is a risk that the amount of capital to be raised by the company will be insufficient to meet the investment objectives of the Company. If there is a shortage of capital, the Management will use its best efforts to obtain funds from a third party. Obtaining funds from a third party may require an increase in the amount of financing the Company will be obligated to repay. In addition, there is no certainty that funds from a third party will available at a reasonable cost, if available at all.

*Lack of Loans from the Management*

In the event of a lack of capital and the unavailability of third party borrowing, there is no certainty that either the Management or any of the Investors will consent to make a loan to the Company.

*The Management is now or may in the future be the Officers or Directors of other Companies*

In addition to being the Management of the Company, Management is currently the Management of other companies and may become Officer or Directors of companies to be formed. As such, the Management may have made or will have to make commitments to other companies that preclude the Management from being able to devote its entire time or entire financial assets to the business of the Company.

The Management will not commence fundraising in a competing fund until the sale of the Notes herein described.

*Lack of control by Noteholders*

Management will own 100.0% of the outstanding shares in the company. As a result, they will effectively control us and direct our affairs, and have significant influence in the election of directors and approval of significant corporate transactions. The interests of these Subscribers may conflict with those of other Securities holders. This concentration of ownership may also delay, defer or prevent a change in control of our company and some transactions may be more difficult or impossible without the support of these Subscribers.

Noteholders, as with most debt investors, will have no voting rights.

## BUSINESS AND PROPERTIES

***History of the Company and Management***

Desi Kepe and Robert Kepe, who are brothers, have experience in the real estate industry, specifically in rehabbing and flipping properties in the Los Angeles and Ventura areas of Southern California.

Wealthpoint Equity Ventures Group, Inc. is a Delaware corporation focused on profiting from the natural volatility of the California real estate market. Currently, we are actively purchasing Southern California residential investment properties primarily located in Los Angeles and Ventura Counties at a below market value and in distress situations for quick turn or long term hold for passive income with potential for appreciation. We originate carry back financing for qualified buyers of our single family properties in the form of either lease option or option contract or trust deed. If a secondary market exists, we will also attempt to sell portions of our carry back financing to recapitalize the firm and to assist in growing our portfolio. We do intend to leverage our assets to increase over all yields.

***Financial Statements of the Company***

The Company is newly formed and does not have an audited financial statement. The Management will obtain a reviewed financial statement on the Company at the end of every fiscal year and will distribute it to the Noteholders. A reviewed financial statement is provided herein.

## Management

### *Management of the Company*

All business and affairs of the Company shall be managed by the Management. The Management shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Management shall deem to be reasonably required to accomplish the business and objectives of the Company. The rights and duties of the Management are described in the Bylaws.

### *Communications with Noteholders*

The Management intends to furnish Noteholders with ongoing financial information about the performance of the Company and to use electronic mail (e-mail) as the primary method of communication. Each member must have an e-mail account or must agree to establish an e-mail account

***The Company holds no real Suitability Standards in determining if investment in the securities offered in this Offering Statement are right for any particular investor.***

Although the Company will require every investor to provide a subscription agreement to the Officers of the Company prior to their investment being accepted, the Company does not have any suitability standards for investors. The Company does reserve the right to reject subscription agreements if they feel that the individual investor may not be able to bear the risk of the investment. However, it is the sole responsibility of the individual investor to determine if they are able to bear the risks associated with purchasing the securities herein.

## Overview

- The company will invest in Residential properties that will be made up of both single family 1-4 units as well as multi-family properties with 5 or more units as long as they fall under our investment criteria of a 7% cap or greater for long term hold and a 10-15% cash on cash return for fix and immediate resale. We anticipate using fund capital 50/50 between the two methods and will adjust accordingly to yield what is in the best interests of the

- Retention of individual assets should range from three to ten years for those properties that the Company will hold and will present a 12% cash on cash return.

- Occupancy should exceed 80% for any single home.

- Management will seek out properties with potential capitalization rates between 7% and 12%.

- Management will seek out properties with an IRR of 15%.

It is the intent of the Management to evenly split their time and financial resources between "buy and hold" properties and those properties they will immediately resale or "flip."

## Specific Properties

No specific properties for which investors funds shall be used have been identified by the Company. In the event that a specific property is identified, the Company shall file the appropriate post-effective amendment.

**Opportunity**

Wealthpoint Equity Ventures Group, Inc. is offering to sell notes ("Notes") to suitable investors for a five (5) year term. Such Notes will mature no later than ________________. During the term of the Note, Noteholders (also referred to as "Investors" or "Subscribers") shall receive quarterly simple interest payments due by the 15th day following the end of each quarter. Initial deposit will be prorated to the next payment period based on when funds were deposited for use. I.e. investment deposited Feb 28th will receive a prorated first payment by April 15th.

There will be a one (1) year interest penalty for early withdrawal.

If funds are available, withdrawals will be paid by the second and forth quarterly payment due date with a minimum of 60 days written notice. If 60 day written notice is not received prior to second payment cut off. Withdrawal will be paid by the next withdrawal date i.e. 60 day notice received march 15, 2010 will be paid out Januarary 15, 2011.

Noteholders shall receive any remaining accrued interest and principal payments at the expiration of the Note. The Note shall expire five (5) years from the date that the funds are received by the Company. Noteholders shall receive their payments within five (5) business days after expiration from the anniversary date of their Note starting on the 2nd anniversary ("Anniversary Date"). Notes shall bear an interest rate dependent on the amount of investment.

| Investment | Interest Rate | Term |
|---|---|---|
| $10,000 Min. to $24,999.99 | 6% | 60 months |
| $25,000 to $49,999.99 | 7% | 60 months |
| $50,000 to $99,999.99 | 8% | 60 months |
| $100,000.00 - $249,999.99 | 9% | 60 months |
| $1,000,000 to $5,000,000 Max | 10% | 60 months |

Proceeds from such Notes, collectively, shall be used to invest in 1-4 unit residential properties as well as multi family properties with 5 or more units that fall within our investment criteria. We will purchase propeeties throughout the United States concentrating mostly in the state of California.

**Marketing Strategy**

Prior to implementing any marketing plan, the Officers will research and compare rentals in the immediate area. In order to be successful in quickly renting the units out, our homes must be priced below local prices in terms of total rent and utilities.

Once determining price points, we invest in advertising in local newspapers and websites such as the local weekly, PennySaver, the local MLS, and Craigslist. We will strive to keep these marketing costs low to assist in total cash on cash return.

## Income Tax Reporting

We provide yearly payments and completed 1099-INT forms for annual income-tax reporting. All assets are held in a specified corporate structure. To implement, we enlist a well-researched and qualified team of attorneys, certified property inspectors, brokers, property managers, appraisers and leasing agents.

## Rehab Strategy

The Officers have had experience in rehabbing distressed properties for resale, specifically single family homes. The Management will work towards rehabbing properties within 30 days of acquisition and then immediately sell or rent the property so long as condition permit. There are, of course, certain matters (such evictions) that may prevent the Officers from meeting these timelines. The Officers will be sure to manage risks such as these accordingly.

The Officers anticipate that it will only acquire properties that require less than $50,000 in needed rehab so that the property is rentable or sellable.

## Disposition Strategy

The Management may elect to "buy and hold" or "flip" any property depending on certain criteria. In the event that the Management determines the property not only has potential for appreciation with a hold strategy, but also positive cash flow potential from rentals, they will elect to hold the property for three to ten years while managing the rental income.

It may best serve the Company if the Management were to purchase a property, quickly rehab that property, and then immediately resell that property. In this instance, the Management will use the funds from a sale to reinvest in the Company or pay back its security holders. In this situation, the Management's will look for a return on investment of at least 15%.

## Debt Strategies

The strategy for debt will vary from property to property depending upon many different factors. The leveraged amount of debt for each acquisition will vary but typically we will look for the following,

3-10 yr term

25-30 yr amortization period

80% leveraged loan to acquisition price - Non-recourse (up to maximum of 85% LTV)

Current Business Position

The Management intends to acquire below market value single family and multi-family residential Properties throughout southern California, specifically in Los Angeles and Venture counties for both hold for long term growth and cash flow value from rental income. The Company shall develop such property and derive rents from such Properties.

For acquisition, Company shall acquire single family and multi-family residential properties within the state of California. Company may elect to acquire single family and multi-family properties outside of the state of California, but will most likely remain within the state of California. Such acquired properties shall not be encumbered by loans more than 85% of the fair market value of the property as deemed appraised by the Company's in house appraiser.

**Primary Competitors**

Wealthpoint is aware of the need to evaluate its competitors. To this end, the Company has located the following main competitors.


CLEARWATER

Through our equity and debt offerings, Clearwater acquires everything from raw land to institutional grade commercial real estate across the United States and structures its offerings to afford accredited investors participation in investments proven to maximize returns while managing risk. Clearwater is committed to providing lasting value to its investors and seeks to create a partnership of trust through each investment instead of merely providing a simple investment solution. Clearwater's intent is to align its interests with its investors by frequently maintaining a fractional interest thereby sharing in the investment and demonstrating its confidence in its offerings.


EAGLE
Real Estate Group

Our company is dedicated to acquiring and developing multifamily properties in targeted metropolitan markets throughout the United States that present value-added opportunities through entitlement and ground-up construction, rehabilitation, aggressive management, and/or innovative financing structures. By leveraging tax exempt bond-financing to rehabilitate older properties, we also create mixed income communities where low-income families live in the same community with people who can afford market rates. Our ultimate product goal is to make available high quality, safe work-force housing.



Reven Capital is looking to capitalize on distressed real estate opportunities for different asset classes at different times in a cycle. We seek to deliver attractive risk adjusted returns to our investors with the preservation of capital as our first objective. We believe partnering with the right expert in their field in each venture is a critical component to our success. That is why we focus our strategy on sponsoring funds with our partners. The formation of these co-sponsored funds creates a unique niche strategy that provides a vertically integrated investment platform where investors get the expertise of both fund management and our partner's asset management. Our interests are aligned and each partner co-invests with Reven Capital and its investors in each fund.


THE
MATTESON
COMPANIES

The Matteson Companies are a group of affiliated entities engaged in real estate investment, development and management, headquartered on the San Francisco Peninsula with operations in diverse western United States markets. The history of the Matteson Companies began in 1964 when Duncan L. Matteson started acquiring, developing, and managing Bay Area real estate. Since then, the companies have developed a full-service operating platform to provide private and institutional investors with exceptional service and investment performance. The companies' capabilities include land acquisition, entitlement, development, property acquisitions, value-added asset management, and high quality property management. With a regional asset and property management team, The Matteson Companies manage an extensive portfolio of properties throughout the West.

## Market

The Company plans to investigate and pursue emerging market opportunities for equitable real estate ventures throughout southern California.

Emerging markets can be labeled as new growth markets or correcting markets from a previous cycle down turn. There are several variables that are used to identify these markets from historic growth patterns as well as future projections that are weighed in the ultimate decision process. The demographic variables are just one component is this complex evaluation process and are used in conjuncture with a myriad of other instruments in measuring whether a market is truly emerging.

In recent years, the foreclosure crisis has added to the demand for lower cost housing such as multi-family housing units. 1.7 million Foreclosures occurred throughout the U.S. in the first eights months of 2007. Foreclosures this year are expected to put two million families out of their homes. These families will likely seek residence in less expensive homes such as rental units. Also, the children of baby boomers, the so called echo boomer generation, are now heading out on their own and need a place to live along with the influx of immigrants to this country.

## Market Growth

Notwithstanding the impact of foreclosure remains the immanent growth of the rental property market in the U.S. According to Business Analyst Online, housing rental units will expand from 36.8 million to 39.1 million in the U.S. from 2007 to 2012.

## Customer Profile

The Company has designated the following as its main target market:

Age range: The Company will target individuals ages 18 to 34 throughout the U.S. This market segment comprises approximately 22% of the U.S. population, according to U.S. Census Bureau.

Income: Per capita income in the U.S. is $27,916, according to U.S. Census Bureau. The Company will target individuals who earn $35,000 and less annually.

## Marketing Strategy

Wealthpoint recognizes the importance of operating with a marketing strategy that will effectively saturate the market it intends to reach. It has therefore outlined a promotional plan that includes Internet advertising, print media ads, banner advertising, and flyers. Its regional campaign will be outlined to effectively bolster brand awareness and draw in new tenants. The Company will also remain cognizant of the shifting market changes within the real estate market and will adjust its advertising campaign as needed to more effectively increase awareness with prospective clientele.

## Competitive Advantage

Wealthpoint intends to build upon its inherent strengths in order to establish itself as a leader in the local real estate industry. The Company will capitalize upon its competitor's weaknesses by highlighting the following strengths.

- Exceptional service to tenants
- Solid and secure returns for investors
- Focus on establishing key relationships
- Simple business transactions and interactions for all clientele
- Company always closes on time and meets deadlines
- Talented, experienced, and highly trained management team
- Widespread marketing tactics will reach a large segment of clientele

**Promotional Plan**
Wealthpoint has chosen the following direct and indirect advertising channels to promote its services:

To Reach Tenants:
The Company will implement simple and cost effective methods to enhance brand awareness. These tactics are outlined in greater detail below:

- Wealthpoint will pay close attention to the development of its website. The site will clearly outline available services, and all necessary contact information.
- The Company will place large banner signs on the outside of its acquired properties. This will attract traffic and has the potential to draw in an expanded segment of customers.
- The Company will develop full color flyers with all needed Company information. These will be distributed to prospective tenants and will serve as a continuous marketing tool.
- The Company will advertise with the major newspapers in the city in which Wealthpoint is acquiring properties.

**Operations**
Wealthpoint is required to comply with various rules and regulations among a number of local, state, and federal agencies. These include local regulations and city codes, employment, corporate, tax and securities law, and consumer products regulations.

We applied accounting principles generally accepted in the U.S., or U.S. GAAP. Our financial statements, not our accounting systems, are prepared under the accrual basis of accounting, which is required by U.S. GAAP. Our fiscal year end is September 30, 2009.

Wealthpoint carries insurance for business liability, property, and worker's compensation.

**Management, Organization and Ownership**
Desi Kepe – CEO

Shortly after beginning his college education Desi Kepe was offered an opportunity to franchise restaurants in the San Fernando Valley. Following his entrepreneurial drive, Desi managed and operated restaurants from 1996-2002 and, at the young age of 21, was one of the top producing franchisees in the history of the company. During his tenure as restaurant owner, Desi began his real estate related career purchasing various properties for rehab and sale. After the sale of the restaurants, Desi pursued real estate investing, development and sales full time by joining Pinnacle Estate Properties, Inc. and consulting for other firms attempting to do the same business.

At Pinnacle Estate Properties, Inc. earned his real estate broker's license. In a very short time Desi became a multi-million dollar producer through his obvious passion and knowledge for the business. Desi has received various awards from the owners of Pinnacle Estate Properties from "Rookie of the Year" for his first year at the company, monthly awards for his outstanding production levels, and write ups in the *Daily News* real estate section.

Since then, Desi and his brother Robert have struck out on their own to develop and rehab approximately 115 units at value of $28,000,000.00 worth of residential properties of which 65 units have been retained. Desi has made great strides in educating himself in all aspects of the distressed real estate business including studying probate code, title law, the foreclosure process, tenant/landlord law and property management.

Robert Kepe – CFO

Mr. Kepe began his entrepreneurial career by using Other People's Money to open up his first restaurant with his brother Desi Kepe as the youngest franchisee in the brands history at the age of 18 and managed it to become one of the top grossing stores in the franchise. Mr. Kepe went on to open other locations and procured the development rights to most of his key market. After a successful 7 year run, he sold the business to pursue his true passion of Real Estate. During his years of owning the restaurants, Mr. Kepe began his real estate investing career that has lead him to the acquisition of over $28,000,000.00 of residential income property within Ventura and Los Angeles County. Mr. Kepe has retained and continues to manage 65 units out of 115. Mr. Kepe has been at the top positions of several real estate investment firms he has principled and has enjoyed the following titles of professions: CEO, CFO, Treasurer, Director, Custom Home Builder, property retailer, property wholesaler, property manager and entrepreneur. Mr. Kepe is currently CFO and President of several companies, a CCIM candidate, provides consulting for others pursuing like businesses, manages 65 multi-family units, multiple single family residences and is actively managing approximately 2.5 million in other people's money.

**Narrative Summary of Sponsors Prior Performance**

In 2006 Desi Kepe and Robert Kepe established Mzk Properties, Inc. to acquire single family homes in Los Angeles County at below market prices with the intent to resell for a profit. They purchased a total of nine (9) residential units at below market prices in 2007. MZK Properties, Inc. then rehabilitated these residential units and placed them up for sale. Six (6) of the properties were sold in the same year they were purchased and the remaining three (3) were sold in 2008.

## OFFERING PRICE FACTORS

There is no established public market for the notes being registered. As a result, the offering price and other terms and conditions relative to our notes have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent, third party has been consulted concerning the offering price for the units or the fairness of the price used for the units.

## DILUTION

Since this is a debt offering, dilution is not applicable.

## USE OF PROCEEDS

All proceeds from this Offering will be available to us once the minimum offering amount of $10,000 is met. Until we raise the minimum amount, all investor funds will be held in a non-interest bearing bank account.

The following table contains information about the estimated use of the gross proceeds of this offering assuming all Notes are sold and the maximum proceeds of $5,000,000 are raised. Many of the figures represent our best estimate since we cannot now precisely calculate the figures.

| **Estimated Use of Proceeds** | | **MINIMUM** | **Percentage** | **MAXIMUM** | **Percentage** |
|---|---|---|---|---|---|

| Offering Expenses[1] | | $16,500 | 33% | $16,500 | ..33% |
|---|---|---|---|---|---|
| Legal, Accounting Fees[2] | | $10,000 | 20% | $10,000 | .20% |
| Working Capital Reserve[3] | | $3,500 | 7% | $48,500 | .07% |
| Proceeds for Investment[4] | | $20,000 | 40% | $4,925,000 | 98.5% |
| | **Totals:** | $50,000 | 100% | $5,000,000 | 100% |

[1] Includes estimated offering preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering. Fees include blue sky fees (estimated at around $1,500), legal fees for preparation of this document of $15,000, and other fees such as printing and postage.

[2] On-going legal and accounting fees.

[3] The working capital reserve is for on-going operational expenses including regular bookkeeping services, office supplies, software, equipment, and office expenses.

[4] Wealthpoint plans use the proceeds for investment to acquire both single family 1-4 units as well as multi-family properties with 5 or more units, mostly within the state of California. Such acquired properties shall not be encumbered by loans more than 85% of the fair market value of the property as deemed appraised by the Company's in house appraiser.

The estimated use of the gross proceeds of this Offering assumes that Wealthpoint Equity Ventures Group, Inc. will generate sales of all notes. All fees and costs associated with this offering will be borne by Wealthpoint Equity Ventures Group, Inc. Wealthpoint Equity Ventures Group, Inc. shall pay all such offering expenses, and all of our corporate expenses.

As for our cash reserves, our Management shall set aside such amounts as it deems appropriate to meet our unexpected cash needs. Accordingly, our Management may set aside cash reserves in excess of the 2.5% reflected in the above table.

Our Management will review each property if it meets our investment criteria.. As of the date of this Memorandum, our Management had not entered into any agreement or commitments to acquire any properties.

Pending investment in individual properties, we may invest the proceeds of this offering in relatively safe, short-term liquid investments such as U.S. Treasury bills, notes or bonds, certificates of deposit or commercial paper.

## DESCRIPTION OF SECURITIES

**TOTAL OFFERING $5,000,000**
**A Conditional Small Issues Offering of 100 Notes**
**Purchase Price $10,000 Per Note**
**Minimum Purchase: $10,000 (1 Note or Unit)**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. **See "RISK FACTORS"** for information regarding Wealthpoint Equity Ventures Group, Inc. lack of operating history, capital needs and other risk factors to be considered by investors prior to subscribing for Notes.

**Wealthpoint Equity Ventures Group, Inc.**, a Delaware company is hereby privately offering (the "Offering") Notes.

Wealthpoint Equity Ventures Group, Inc. is offering One Hundred (500) Notes at $10,000 per Note to be sold in groups of one (1) Note (individually a "Note" and collectively then "Notes") to be sold at Ten Thousand Dollars ($10,000) per Note (the "Minimum Purchase"). Subscribers may purchase less than the minimum at the sole discretion of the officers. The maximum capital available though this Offering is Five Million Dollars ($5,000,000). **(See "USE OF PROCEEDS.")**

Such Notes will mature no later than ____________________. During the term of the Note, Noteholders (also referred to as "Investors" or "Subscribers") shall receive quarterly simple interest payments starting on the 15th day following the end of each quarter. Initial deposits will be prorated to the next payment period based on when funds were deposited for use. (i.e. An investment deposited February 28 will receive a prorated first payment by April 15.

There will be a One (1) year interest penalty for early withdrawal.

If funds are available, withdrawals will be paid by the second and forth quarterly payment due date with a minimum of 60 days written notice. If 60 day written notice is not received prior to second payment cut off, withdrawal will be paid by the next withdrawal date i.e. 60 day notice received march 15, 2010 will be paid out Januarary 15, 2011.

Noteholders shall receive any remaining accrued interest and principal payments at the expiration of the Note. The Note shall expire five (5) years from the date that the funds are received by the Company. Noteholders shall receive their payments within five (5) business days after expiration from the anniversary date of their Note starting on the 2nd anniversary ("Anniversary Date"). Notes shall bear an interest rate dependent on the amount of investment.

| **Investment** | **Interest Rate** | **Term** |
|---|---|---|
| $10,000.00 Min. to $24,999.00 | 6% | 60 months |
| 25,000.00 – 49,999.99 | 7% | 60 months |
| $50,000.00 to $99,999.00 | 8% | 60 months |
| $100,000 to $249,999.99 | 9% | 60 months |
| $250,000.00 to $5,000,000.00 Max | 10% | 60 months |

Proceeds from such Notes, collectively, shall be used to invest in 1-4 unit single family residential propertiesas well as multi-family properties with 5 or more units throughout the United States concentrating mostly in the state of California.

## PLAN OF DISTRIBUTION

We are offering to the public 500 unsecured Notes at $10,000.00 per unit, in a "direct public offering" through the Company's officers and directors . This offering terminates in 12 months after commencement of this offering. The

Company will raise a minimum subscription amount of $10,000 or will return any collected funds below the minimum to the individual investors without any accrued interest. This is our initial public offering, and no public market currently exists for our units. There is a minimum purchase amount o $10,000 per Subscriber.

We will sell the Notes on a "direct public offering," basis through our officers and directors, Desi Kepe and Robert Kepe, whom may be considered an underwriter as that term is defined in Section 2(a)(11). The Officers will not receive any commission in connection with the sale of Notes, although we may reimburse them for expenses incurred in connection with the offer and sale of the unitsNotes. Wealthpoint intends to sell the Notes being registered according to the following plan of distribution:

- Notes will be offered to friends, family, and business associates of the individual Officers of Wealthpoint Equity Ventures Group, Inc.;

- Notes will be offered via published, acceptable advertising to the general public.

Robert Kepe and Desi Kepe will be relying on, and complying with, Rule 3a4-1(a)(4)(ii) of the Exchange Act as a "safe harbor" from registration as a broker-dealer in connection with the offer and sales of the Notes. In order to rely on such "safe harbor" provisions provided by Rule 3a4-1(a)(4)(ii), he must be in compliance with all of the following:

- he must not be subject to a statutory disqualification;
- he must not be compensated in connection with such selling participation by payment of commissions or other payments based either directly or indirectly on such transactions;
- he must not be an associated person of a broker-dealer;
- he must primarily perform, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of Wealthpoint Equity Ventures Group, Inc. otherwise than in connection with transactions in securities; and
- he must perform substantial duties for the issuer after the close of the offering not connected with transactions in securities, and not have been associated with a broker or dealer for the preceding 12 months, and not participate in selling an offering of securities for any issuer more than once every 12 month.

Mr. Kepe and Mr. Kepe will comply with the guidelines enumerated in Rule 3a4-1(a)(4)(ii). Mr. Kepe, Mr. Kepe, nor any affiliates will be purchasing Notes in the offering.

You may purchase Notes by completing and manually executing a subscription agreement and promissory note and delivering them with your payment in full for all Notes, which you wish to purchase to our offices. Your subscription shall not become effective until accepted by us and approved by our office. Acceptance will be based upon confirmation that you have purchased the notes in a state providing for an exemption from registration. Our subscription process is as follows:

- a prospectus, with subscription agreement, is delivered by to each offeree;
- the subscription is completed by the offeree, and submitted by check back to Wealthpoint Equity Ventures Group, Inc. where the subscription and a copy of the check is faxed to our office for review;
- each subscription is reviewed by our office for Wealthpoint Equity Ventures Group, Inc. to confirm the subscribing party completed the form, and to confirm the state of acceptance;
- once approved by our office, the subscription is accepted by the Officers and the funds deposited into an account labeled Wealthpoint Equity Ventures Group, Inc. , Wealthpoint Equity Ventures Group, Inc. within four (4) days of acceptance;
- subscriptions not accepted, are returned with the check undeposited within 24 hours of determination of non-acceptance.

To pay our incorporation expenses, our legal and accounting fees, and expenses related to this offering statement, we have relied on financing of $25,000 furnished by Robert Kepe and Desi Kepe. The Company has notes outstanding due to certain friends and family members. Please see the attached financial statements and "Note 5 – NOTES PAYABLE"

Currently our only ongoing costs are legal and accounting expenses, trademark filing, and corporate compliance costs.

There is a risk that the Management may not be able to raise the minimum offering proceeds of Ten Thousand Dollars ($10,000). This is a minimum/maximum offering whereby the Management pledges to raise a minimum of $10,000 prior to using proceeds. Since the minimum will be satisfied after the first Note is purchased, no funds will be escrowed.

**No Public Market for Units**
There is presently no public market for our Notes.

**No Broker Is Being Utilized In This Offering**

This offering is self-underwritten, which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used. In the event a broker-dealer is retained by us to participate in the offering, we must file a post-effective amendment to the offering statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the prospectus. Additionally, FINRA's corporate finance department must issue a "no objection" position on the terms of the underwriting compensation before the broker-dealer may participate in the offering.

Wealthpoint Equity Ventures Group, Inc., and its officers, Robert Kepe and Desi Kepe, Will Be Selling Our Securities on our Behalf. They are not to be brokers for the following reasons:

- They are not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

- They will not be compensated for his participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

They will restrict their participation to the following activities:

- Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by him of a potential purchaser;
- Responding to inquiries of potential purchasers in a communication initiated by the potential purchasers, provided however, that the content of responses are limited to information contained in an offering statement filed under the Securities Act or other offering document;
- Performing ministerial and clerical work involved in effecting any transaction.

**No Escrow of Proceeds**

No funds will be escrowed.

## INTEREST PAYMENTS AND REDEMPTIONS

During the term of the Note, Noteholders (also referred to as "Investors" or "Subscribers") shall receive receive quarterly simple interest payments due by the 15th day following the end of each quarter. Initial deposit will be prorated to the next payment period based on when funds were deposited for use. I.e. investment deposited Feb 28th will receive a prorated first payment by April 15th.

There will be a one (1) year interest penalty for early withdrawal.

If funds are available, withdrawals will be paid by the second and forth quarterly payment due date with a minimum of 60 days written notice. If 60 day written notice is not received prior to second payment cut off. Withdrawal will be paid by the next withdrawal date i.e. 60 day notice received march 15, 2010 will be paid out Januarary 15, 2011.

Noteholders shall receive any remaining accrued interest and principal payments at the expiration of the Note. The Note shall expire five (5) years from the date that the funds are received by the Company. Noteholders shall receive their payments within five (5) business days after expiration from the anniversary date of their Note starting on the 2nd anniversary ("Anniversary Date"). Notes shall bear an interest rate dependent on the amount of investment.

| **Investment** | **Interest Rate** | **Term** |
|---|---|---|
| $10,000 Min. to $24,999.99 | 6% | 60 months |
| $25,000 to $49,999.99 | 7% | 60 months |
| $50,000 to $99,999.99 | 8% | 60 months |
| $100,000.00 - $249,999.99 | 9% | 60 months |
| $1,000,000 to $5,000,000 Max | 10% | 60 months |

The interest payment date shall depend highly on the date of the investment.

## OFFICERS AND KEY PERSONNEL OF THE COMPANY

Desi Kepe – CEO

Shortly after beginning his college education Desi Kepe was offered an opportunity to franchise restaurants in the San Fernando Valley. Following his entrepreneurial drive, Desi managed and operated restaurants from 1996-2002 and, at the young age of 21, was one of the top producing franchisees in the history of the company. During his tenure as restaurant owner, Desi began his real estate related career purchasing various properties for rehab and sale. After the sale of the restaurants, Desi pursued real estate investing, development and sales full time by joining Pinnacle Estate Properties, Inc. Additionally consulting for other firms attempting to do the same business.

At Pinnacle Estate Properties, Inc. earned his real estate broker's license. In a very short time Desi became a multi-million dollar producer through his obvious passion and knowledge for the business. Desi has received various awards from the owners of Pinnacle Estate Properties from "Rookie of the Year" for his first year at the company, monthly awards for his outstanding production levels, and write ups in the *Daily News* real estate section.

Since then, Desi and his brother Robert have struck out on their own to develop and rehab approximately 115 units at value of $28,000,000.00 worth of residential properties of which 65 units have been retained. Desi has made great strides in educating himself in all aspects of the distressed real estate business including studying probate code, title law, the foreclosure process, tenant/landlord law and property management.

Robert Kepe – CFO

Mr. Kepe began his entrepreneurial career by using other people's money to open up his first restaurant with his brother Desi Kepe as the youngest franchisee in the brands history at the age of 18 and managed it to become one of the top grossing stores in the franchise. Mr. Kepe went on to open other locations and procured the development rights to most of his key market. After a successful 7 year run, he sold the business to pursue his true passion of Real Estate. During his years of owning the restaurants, Mr. Kepe began his real estate investing career that has lead him to the acquisition of over $28,000,000.00 of residential income property within Ventura and Los Angeles County. Mr. Kepe has retained and continues to manage 65 units out of 115. Mr. Kepe has been at the top positions of several real estate investment firms he has principled and has enjoyed the following titles of professions: CEO, CFO, Treasurer, Director, Custom Home Builder, property retailer, property wholesaler, property manager and entrepreneur. Mr. Kepe is currently CFO and President of several companies, a CCIM candidate, provides consulting for others pursuing like businesses, manages 65 multi-family units, multiple single family residences and is actively managing approximately 2.5 million in other people's money.

**Principal Stockholders**

Desi and Robert Kepe are our only stockholders. They currently hold 100% of all of the outstanding shares of stock. Desi Kepe owns 50% of our outstanding stock and Rober Kepe owns 50% of our outstanding stock.

## MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

The Officers and Directors are brothers.

The Company has not made any loans, but may do business with Officers, Directors, key personnel or 10% owners, affiliate companies or relatives if it will be to the benefit of the Company. Such relationships shall be disclosed.

**The following loans have been made to the Company and are all by family members or related entities of the Officers:**

| | |
|---|---|
| Note payable dated March 1, 2009 to a corporation - principal of $176,800. The principal is due on February 28, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of seven and three-quarters percent (7.75%) is required be repaid in monthly installments. The loan is unsecured.<br><br>Loaned owned by Alliance Real Estate Development, Inc of which Robert Kepe is a shareholder and President | $176,800 |

| | |
|---|---|
| Note payable dated March 8, 2009 to two individuals - principal of $465,000. The principal is due on March 7, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of nine and a half percent (9.5%) is required be repaid in monthly installments. The loan is unsecured.<br><br>Loaned owned by Pheng and Nhia Lee who are related to Robert Kepe by marriage. They are Robert Kepe's In-laws | $465,000 |
| Note payable dated February 27, 2009 to two individuals - principal of $150,000. The principal is due on February 26, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of seven percent (7%) is required be repaid at the end of the loan term. The loan is unsecured.<br><br>Note owned by Rudas Family Trust who are the Uncle and Aunt to Robert and Desi Kepe | $150,000 |
| Note payable dated April 24, 2009 to a corporation - principal of $300,000. The principal is due on April 23, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of ten percent (10%) is required be repaid in monthly installments. The loan is unsecured.<br><br>Note owned by Blueway Realty Solutions, Inc of which Robert and Desi Kepe are shareholders | $300,000 |
| Note payable dated September 1, 2009 to a trust - principal of $370,000. The principal is due on December 1, 2009 and the Company has the right to extend repayment for an additional thirty days after that. Principal can be repaid at any time without penalty. Interest at a simple rate of ten percent (10%) is required be repaid when the loan matures. The loan is secured by a deed of trust and assignment of rents.<br><br>Note owned by Anaya Revocable Living Trust | $370,000 |
| Note payable dated March 1, 2009 to a trust controlled by a shareholder - principal of $900,000. The principal is due on February 28, 2011 or sixty days | |

after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of six percent (6%) is required be repaid in monthly installments. The loan is unsecured.

| | |
|---|---|
| Note owned by Desi and Margaret Kepe | $900,000 |

Note payable dated March 1, 2009 to a trust controlled by a shareholder - principal of $390,000. The principal is due on February 28, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of six percent (6%) is required be repaid in monthly installments. The loan is unsecured.

| | |
|---|---|
| DDMZ Living Trust | $390,000 |

## CONFLICTS OF INTEREST

Actual and potential conflicts of interest will exist from time to time between and among Wealthpoint Equity Ventures Group, Inc. and certain Officers. Potential conflicts may be, but are not limited to these listed.

1. Time and Resource Conflicts

In general, conflicts may arise in the allocation of the time, which certain Management personnel are able to devote between operations of Wealthpoint Equity Ventures Group, Inc. and various other outside interests. Management will use its utmost good faith in allocating Wealthpoint Equity Ventures Group, Inc. ' resources between and among the active business operations of Wealthpoint Equity Ventures Group, Inc. in a manner, which Management of Wealthpoint Equity Ventures Group, Inc. deems in the best interests of Wealthpoint Equity Ventures Group, Inc. Such decisions may, from time to time, cause Management of Wealthpoint Equity Ventures Group, Inc. to favor the interests of one line of business of Wealthpoint Equity Ventures Group, Inc. over the interest of another.

2. Lack of Separate Legal Representation.

Counsel for Wealthpoint Equity Ventures Group, Inc. has not acted on behalf of the prospective investors or conducted a review or investigation in their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this Offering.

3. Officers May Act on Behalf of Others

The Officers, acting in the same capacities for other investors, companies, partnerships or entities may compete with the Company.

4. Officers May be Involved in Similar Investments

The Officers of the Company may engaged in making similar investments to those contemplated to be made by the Company. To the extent its time is required on other business and ownership management activities it may not be available to be involved in the day to day monitoring of the

Company's operations.

Wealthpoint Equity Ventures Group, Inc. has numerous other business responsibilities and ownership interests which will demand some or most of its time during the life of the Company.

5. Officers May Have Interests in Similar Entities

Wealthpoint Equity Ventures Group, Inc. and its affiliates, now own or may come to lend money thereby competing with the Company. To the extent its time or assets are required on other business and ownership management activities the Officers may not be involved in the day to day monitoring of the Company's operations.

6. Officers May Raise Capital for Others

Officers, who will raise investment funds for the Company, may act in the same capacity for other investors, companies, partnerships or entities that may compete with the Company. 1However, the Officers have agreed not to raise funds for any other competing or similar funds prior to the full capitalization of this fund.

## LITIGATION

As normal, there are legal risks involved with the real estate industry. There are no legal actions pending or threatened against the Company or to which it or any of its property are subject, nor to its knowledge are any such proceedings contemplated.

Counsel for Wealthpoint has not acted on behalf of the prospective investors or conducted a review or investigation in their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this Offering.

## INDEMNIFICATION

Except as permitted by the Delaware Revised Statutes, the Company's Articles of Incorporation do not provide for any additional or different indemnification procedures. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Company regarding which indemnification is sought, nor is the Company aware of any threatened litigation that may result in claims of indemnification. The Company has not obtained director's and officer's liability insurance, although the board of directors of the Company may determine to investigate and, possibly, acquire such insurance in the future.

As permitted by Delaware law, we intend to eliminate the personal liability of our Officers for monetary damages for breach or alleged breach of their fiduciary duties as Officers, subject to exceptions. In addition, our Bylaws provides that we are required to indemnify our officers and managers, employees and agents under circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we would be required to advance expenses to our officers and managers as incurred in proceedings against them for which they may be indemnified. The Bylaws provides that we, among other things, will indemnify officers and managers, employees and agents against liabilities that may arise by reason of their status or service as managers, officers, or employees, other than liabilities arising from willful misconduct, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as managers and officers.

We have agreed to the fullest extent permitted by applicable law, to indemnify all our officers and managers.

We undertake the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our managers, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

## SUMMARY OF SALES MATERIAL

The Company intends to solicit investors via print, internet and billboard advertising. The Company shall use the advertising in Exhibit E of this prospectus as their advertising material. The Company shall transmit this prospectus to a potential investor. In the event that the Company chooses to use additional advertising material, they shall provide a supplement and file seven (7) copies of such advertisements with the SEC pursuant to Rule 256. We will only use such advertising mediums in complete compliance with Regulation A and any other applicable laws.

## FINANCIAL STATEMENTS

## WEALTHPOINT EQUITIES VENTURE GROUP, INC.
## BALANCE SHEET (unaudited)

**As of September 30, 2009**

| ASSETS | |
|---|---|
| Residential real estate available for sale | $ 1,216,011 |
| | |
| Other assets | |
| Cash and equivalents | 851,856 |
| Stock subscriptions receivable | 5,000 |
| Partnership investments | 866,891 |
| Property and equipment, net | 18,019 |
| Total other assets | 1,741,766 |
| | |
| **TOTAL ASSETS** | $ 2,957,777 |
| | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| LIABILITIES | |
| Accrued expenses | $ 5,030 |
| Notes payable – related parties | 2,751,800 |
| | |
| **TOTAL LIABILITIES** | 2,756,830 |
| | |
| **STOCKHOLDERS' EQUITY** | |
| Preferred stock, $.0001 par value, 10,000,000 shares authorized, -0- shares issued and outstanding | - |
| Common stock, $.0001 par value, 100,000,000 shares authorized, 5,000 shares issued and outstanding | 1 |
| Additional paid in capital | 4,999 |
| Retained earnings | 195,947 |
| Total stockholders' equity | 200,947 |
| | |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 2,957,777 |

*See accompanying notes to financial statements.*

**WEALTHPOINT EQUITIES VENTURE GROUP, INC.**
**STATEMENT OF OPERATIONS (unaudited)**

**February 5, 2009 (date of inception) to September 30, 2009**

| | |
|---|---|
| Revenues | |
| Gains on sales of property | $ 367,784 |
| General and administrative expenses: | |
| Advertising and promotion | 18,790 |
| Bank service charges | 2,504 |
| Continuing education | 2,707 |
| Depreciation expense | 1,386 |
| Dues and subscriptions | 12,516 |
| Miscellaneous | 3,280 |
| Office supplies | 2,878 |
| Professional fees | 38,864 |
| Rent | 14,197 |
| Telephone expenses | 3,053 |
| Travel and entertainment | 2,845 |
| Total general and administrative expenses | 103,021 |
| Operating income | 264,763 |
| Other income | |
| Partnership income | 30,832 |
| Miscellaneous income | 352 |
| Total other income | 31,184 |
| Net income | $ 295,947 |
| Net income per share: | |
| Basic and diluted | $ 59.19 |
| Weighted average shares outstanding: | |
| Basic and diluted | 5,000 |

*See accompanying notes to financial statements.*

**WEALTHPOINT EQUITIES VENTURE GROUP, INC.**
**STATEMENT OF STOCKHOLDERS' EQUITY (unaudited)**

**As of September 30, 2009**

| | Common stock | | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Issuance of common stock for cash @$.0001 | 5,000 | $ 1 | $ 4,999 | $ - | $ 5,000 |
| Net income for the period | - | - | - | 295,947 | 295,947 |
| Distributions to shareholders | - | - | - | (100,000) | (100,000) |
| Balance, September 30, 2009 | 5,000 | $ 1 | $ 4,999 | $ 195,947 | $ 200,947 |

*See accompanying notes to financial statements.*

**WEALTHPOINT EQUITIES VENTURE GROUP, INC.**
**STATEMENT OF CASH FLOWS (unaudited)**

**February 5, 2009 (date of inception) to September 30, 2009**

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ | 295,947 |
| Adjustments to reconcile net income to Cash used by operating activities: | | |
| Depreciation | | 1,386 |
| Change in non-cash working capital items | | |
| Increase in stock subscriptions receivable | | (5,000) |
| Increase in real estate available for sale | | (1,216,011) |
| Increase in accrued expenses | | 5,030 |
| CASH FLOWS PROVIDED BY OPERATING ACTIVITIES | | (918,648) |
| CASH FLOWS USED IN INVESTING ACTIVITIES | | |
| Partnership investments | | (866,891) |
| Purchase of property and equipment | | (19,405) |
| CASH FLOWS USED IN INVESTING ACTIVITIES | | (886,296) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Proceeds from notes payable | | 2,751,800 |
| Sales of common stock | | 5,000 |
| Distributions to shareholders | | (100,000) |
| CASH FLOWS PROVIDED BY FINANCING ACTIVITIES | | 2,656,800 |
| NET INCREASE IN CASH | | 851,856 |
| Cash, beginning of period | | -0- |
| Cash, end of period | $ | 851,856 |
| SUPPLEMENTAL CASH FLOW INFORMATION | | |
| Interest paid | $ | 107,300 |
| Income taxes paid | $ | 800 |

*See accompanying notes to financial statements.*

**WEALTHPOINT EQUITIES VENTURE GROUP, INC.**
**NOTES TO THE FINANCIAL STATEMENTS**

*September 30, 2009*

***NOTE 1 - BASIS OF PRESENTATION***

The accompanying unaudited interim financial statements of Wealthpoint Equity Ventures Group, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC). In the opinion of management, all adjustments necessary in order for the financial statements to be not misleading and for a fair statement of results for the interim period have been reflected herein and all such adjustments are of a normal recurring nature. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

**NOTE 2 – SUMMARY OF ACCOUNTING POLICIES**

Nature of Business

Wealthpoint Equities Venture Group, Inc. ("Wealthpoint" and the "Company") was incorporated in Delaware on February 5, 2009. Wealthpoint is a California based business focused on profiting from the natural volatility of the California real estate market. Currently, we are actively purchasing Southern California residential investment properties primarily located in Los Angeles and Ventura Counties at a below market value and in distress situations for quick turn or long term hold for passive income with potential for appreciation. We originate carry back financing for qualified buyers of our single family properties in the form of either lease option or option contract or trust deed. If a secondary market exists, we will also attempt to sell portions of our carry back financing to recapitalize the firm and to assist in growing our portfolio. We do intend to leverage our assets to increase overall yields.

Residential Real Estate Properties

The Company accounts for real estate properties at cost and capitalizes all carrying costs related to the properties. All properties are residential single-family homes. Each property is reviewed on at least an annual basis for impairment and if management determines that a property's fair market value is materially less than its carrying value, the property is deemed to be impaired and its carrying cost is written down to fair market value. Gains and losses on the sales of residential real estate properties are recognized in full when real estate is sold, provided that a) he amount of the profit or loss is determinable, that is, the collectability of the sales price is reasonably assured or the amount that will not be collectible can be estimated; and b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. See Note 4.

Cash and Cash Equivalents

For the purposes of presenting cash flows, Wealthpoint considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (continued)

Property and Equipment

The Company's policy is to capitalize property and equipment with a cost in excess of $500. The property and equipment will be depreciated over its estimated useful life on a straight line basis for financial reporting purposes and using accelerated methods for income tax reporting purposes.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, partnership investments, and payables. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Income Taxes

The Company has elected to be taxed as an S Corporation. Under existing Internal Revenue Service regulations, an S corporation's income is taxed to its shareholders. Therefore, no provision or liability for income taxes has been made in the accompanying financial statements.

Advertising Costs

The Company expenses costs for advertising as the costs are incurred.

Interest paid

Interest incurred and paid during the period totaled $107,300, and was expensed as incurred. The expense is reflected as a cost of revenues and is netted in "gain on sale" of the properties.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basic Loss Per Share

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flow.

**WEALTHPOINT EQUITIES VENTURE GROUP, INC.**
**NOTES TO THE FINANCIAL STATEMENTS**

September 30, 2009

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

| | | |
|---|---|---|
| Property equipment | $ | 19,405 |
| Less: Accumulated depreciation | | (1,386) |
| | $ | 18,019 |

The property and equipment are being depreciated on a straight-line basis over their estimated useful life of seven years.

NOTE 4 – RESIDENTIAL REAL ESTATE PROPERTIES

Residential real estate properties, which are all single-family homes, was comprised of the following at September 30, 2009:

| Property | Date Purchased | Purchase Price | Cost Basis |
|---|---|---|---|
| | | | |
| 1 | April 9, 2009 | $ 79,096 | $ 89,903 |
| 2 | June 9, 2009 | $ 71,100 | $ 88,723 |
| 3 | June 10, 2009 | $ 238,000 | $ 293,698 |
| 4 | July 15, 2009 | $248,500 | $ 261,190 |
| 5 | July 29, 2009 | $ 241,000 | $297,088 |
| 6 | August 21, 2009 | $ 181,000 | $ 185,409 |
| | | | |
| Totals | | $1,058,696 | $1,216,011 |

NOTE 5 – PARTNERSHIP INVESTMENTS

The Company has made an investment in a California partnership that is also in the business of acquiring, renovating, and selling real property. The investment is accounted for under the equity method of accounting as we have the ability to exercise absolute influence over operating and financial policies of the partnership. The investment is reviewed for impairment on a quarterly basis and management has determined at September 30, 2009 that the value has not been impaired.

The Company has made a cash investment of $866,891 in the Partnership for the purpose of acquiring residential real estate properties and is the sole liability for the Partnership.

**WEALTHPOINT EQUITIES VENTURE GROUP, INC.**
**NOTES TO THE FINANCIAL STATEMENTS**

September 30, 2009

NOTE 5 – PARTNERSHIP INVESTMENTS (continued)

Residential real estate properties, which are all single–family homes, was comprised of the following at September 30, 2009:

| Property | Date Purchased | Purchase Price | Cost Basis |
|---|---|---|---|
| | | | |
| 1 | August 21, 2009 | $ 270,000 | $ 273,963 |
| 2 | August 21, 2009 | $ 157,500 | $ 161,463 |
| 3 | September 18,2009 | $ 427,500 | $ 431,465 |
| | | | |
| Totals | | $855,000 | $866,891 |

NOTE 6 – NOTES PAYABLE – RELATED PARTIES

During the period ended September 30, 2009, the Company received loans from individuals and entities that are related parties, as follows:

| | | |
|---|---|---|
| Note payable dated March 1, 2009 to a corporation - principal of $176,800. The principal is due on February 28, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of seven and three-quarters percent (7.75%) is required be repaid in monthly installments. The loan is unsecured. | $ | 176,800 |
| Note payable dated March 8, 2009 to two individuals - principal of $465,000. The principal is due on March 7, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of nine and a half percent (9.5%) is required be repaid in monthly installments. The loan is unsecured. | | 465,000 |
| Note payable dated February 27, 2009 to two individuals - principal of $150,000. The principal is due on February 26, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixt day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of seven percent (7%) is required be repaid at the end of the loan term. The loan is unsecured. | | 150,000 |

**WEALTHPOINT EQUITIES VENTURE GROUP, INC.**
**NOTES TO THE FINANCIAL STATEMENTS**

September 30, 2009

NOTE 6 – NOTES PAYABLE – RELATED PARTIES (continued)

| | |
|---|---|
| Note payable dated April 24, 2009 to a corporation - principal of $300,000. The principal is due on April 23, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of ten percent (10%) is required be repaid in monthly installments. The loan is unsecured. | 300,000 |
| Note payable dated September 1, 2009 to a trust - principal of $370,000. The principal wass due on December 1, 2009 and the Company had the right to extend repayment for an additional thirty days after that. Principal could be repaid at any time without penalty. Interest at a simple rate of ten percent (10%) was required be repaid when the loan matured. The loan was secured by a deed of trust and assignment of rents. The loan was repaid in full subsequent to September 30, 2009. | 370,000 |
| Note payable dated March 1, 2009 to a trust controlled by a shareholder - principal of $900,000. The principal is due on February 28, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of six percent (6%) is required be repaid in monthly installments. The loan is unsecured. | 900,000 |
| Note payable dated March 1, 2009 to a trust controlled by a shareholder - principal of $390,000. The principal is due on February 28, 2011 or sixty days after demand. If demand is made, interest stops accruing during that sixty day period. Principal can be repaid at any time without penalty. Interest at an annualized rate of six percent (6%) is required be repaid in monthly installments. The loan is unsecured. | 390,000 |
| Total notes payable – related parties | $ 2,751,800 |

At September 30, 2009 the scheduled future principal maturities for all notes are as follows:

| | | |
|---|---|---|
| 2009 | $ | 370,000 |
| 2010 | | 0 |
| 2011 | | 2,381,800 |
| Total | $ | 2,751,800 |

## WEALTHPOINT EQUITIES VENTURE GROUP, INC.
## NOTES TO THE FINANCIAL STATEMENTS

September 30, 2009

NOTE 7 – COMMON STOCK

At inception, Wealthpoint issued 5,000 shares of stock for $5,000. The Company expects to receive payment for the shares during November 2009.

NOTE 8 – SUBSEQUENT EVENTS

A $370,000 loan from a related party was repaid by the Company subsequent to September 30, 2009, when the loan matured.

The Company has analyzed its operations subsequent to September 30, 2009 through the date this financial report has been submitted to the Securities and Exchange Commission, and has determined that it does not have any additional material subsequent events to disclose in these financial statements.

**PRIOR PERFORMANCE TABLES**

The following tables represent the prior performance of the Registrant as discussed in the Narrative Summary.

| *Table I. Experience in Raising and Investing Funds* | 2006 | 2007 | 2008 |
|---|---|---|---|
| Dollar amount offered | N/A | N/A | N/A |
| Dollar amount raised (100%) | N/A | N/A | N/A |
| Less offering expenses: | N/A | N/A | N/A |
| Selling commissions and discounts retained by affiliates | N/A | N/A | N/A |
| Organizational expenses | N/A | N/A | N/A |
| Other (explain) | N/A | N/A | N/A |
| Reserves | N/A | N/A | N/A |
| Percent available for investment | N/A | N/A | N/A |
| Acquisition costs: | N/A | N/A | N/A |
| Prepaid items and fees related to purchase of property | N/A | N/A | N/A |
| Cash down payment | N/A | N/A | N/A |
| Acquisition fees | N/A | | |
| Other (explain) | N/A | | |
| Total acquisition cost | N/A | $13,919 | $3,297.95 |
| Percent leverage (mortgage financing divided by total acquisition cost) | N/A | 100% | 100% |
| Date offering began | N/A | N/A | N/A |
| Length of offering (in months) | N/A | N/A | N/A |
| Months to invest 90% of amount available for investment | N/A | N/A | N/A |
| (measured from beginning of offering) | N/A | N/A | N/A |

*Table III. Operating Results of Prior Programs*

*Table II. Compensation to Sponsor*

| | Program X | Program Y | |
|---|---|---|---|
| Date offering commenced | N/A | 0% | 0 |
| Dollar amount raised | N/A | 0% | 0 |
| Amount paid to sponsor from proceeds of offering: | N/A | 0% | 0 |
| Underwriting fees | N/A | 0% | 0 |
| Acquisition fees | N/A | 0% | 0 |
| — real estate commissions | N/A | 0% | 0 |
| — advisory fees | N/A | $145,000.00 | $200,000.00 |
| — other (identify and quantify) | N/A | 0% | 0 |
| Other | N/A | 0% | 0 |
| Dollar amount of cash generated from operations before | N/A | 0% | 0 |
| deducting payments to sponsor | N/A | 0% | 0 |
| Amount paid to sponsor from operations: | N/A | 0% | 0 |
| Property management fees | N/A | 0% | 0 |
| Partnership management fees | N/A | 0% | 0 |
| Reimbursements | N/A | 0% | 0 |
| Leasing commissions | N/A | 0% | 0 |
| Other (identify and quantify) | N/A | 0% | 0 |
| Dollar amount of property sales and refinancing before | N/A | 0% | 0 |
| deducting payments to sponsor | N/A | 0% | 0 |
| Amount paid to sponsor from operations: | N/A | 0% | 0 |
| Property management fees | N/A | 0% | 0 |
| Partnership management fees | N/A | 0% | 0 |
| Reimbursements | N/A | 0% | 0 |
| Leasing commissions | N/A | 0% | 0 |
| Other (identify and quantify) | N/A | 0% | 0 |
| Dollar amount of property sales and refinancing before | N/A | 0% | 0 |

| | 2006 | 2007 | 2008 |
|---|---|---|---|
| Gross Revenues | 0 | $3,050,846.00 | $1,207,758.53 |
| Profit on sale of properties | 0 | $954,167.57 | $650,000.00 |
| Less: Operating expenses | 2900 | 909,416.57 | $620,000.00 |
| Interest expense | 0 | 60,000.00 | $30,000.00 |
| Depreciation | 0 | 0 | 0 |
| Net Income — GAAP Basis | 0 | 0 | 0 |
| Taxable Income | 0 | 0 | 0 |
| — from operations | 0 | 0 | 0 |
| — from gain on sale | 0 | 0 | 0 |
| Cash generated from operations 1 | 0 | 0 | 0 |
| Cash generated from sales | 0 | 0 | 0 |
| Cash generated from refinancing | 0 | 0 | 0 |
| Cash generated from operations, sales and refinancing | 0 | 0 | 0 |
| Less: Cash distributions to investors | 0 | 0 | 0 |
| — from operating cash flow | 0 | 0 | 0 |
| — from sales and refinancing | 0 | 0 | 0 |
| — from other | 0 | 0 | 0 |
| Cash generated (deficiency) after cash distributions | 0 | 0 | 0 |
| Less: Special items (not including sales and refinancing) (identify and quantify) | 0 | 0 | 0 |
| Cash generated (deficiency) after cash distributions and special items | 0 | 0 | 0 |
| *Tax and Distribution Data Per $1000 Invested* | 0 | 0 | 0 |
| Federal Income Tax Results: | 0 | 0 | 0 |
| Ordinary income (loss) | 2900 | 15249 | 100 |
| — from operations | 0 | 0 | 0 |
| — from recapture | 0 | 0 | 0 |
| Capital gain (loss) | 0 | 0 | 0 |
| Cash Distributions to Investors Source (on GAAP basis) | N/A | N/A | N/A |
| — Investment income | N/A | N/A | N/A |
| — Return of capital | N/A | N/A | N/A |
| Source (on cash basis) | N/A | N/A | N/A |
| — Sales | N/A | N/A | N/A |
| — Refinancing | N/A | N/A | N/A |
| — Operations | N/A | N/A | N/A |
| — other | N/A | N/A | N/A |

*Table IV Results from Previous Programs*

| | | | |
|---|---|---|---|
| Dollar Amount Raised | N/A | N/A | N/A |
| Number of Properties Purchased | N/A | 2 | 6 |
| Date of Closing of Offering | N/A | N/A | N/A |
| Date of First Sale of Property | N/A | N/A | 2/8/2007 |
| Date of Final Sale of Property | N/A | N/A | 3/20/2008 |
| Tax and Distribution Data Per $1000 Investment Through... | N/A | N/A | 0 |
| Federal Income Tax Results: | N/A | N/A | 0 |
| Ordinary income (loss) | N/A | N/A | 0 |
| —from operations | N/A | 2900 | 100 |
| —from recapture | N/A | N/A | N/A |
| Capital Gain (loss) 1 | N/A | N/A | N/A |
| Deferred Gain 2 | N/A | N/A | N/A |
| Capital | N/A | N/A | N/A |
| Ordinary | N/A | N/A | N/A |
| Cash Distributions to Investors | N/A | N/A | N/A |
| Source (on GAAP basis) | N/A | N/A | N/A |
| —Investment income | N/A | N/A | N/A |
| —Return of capital | N/A | N/A | N/A |
| Source (on cash basis) | N/A | N/A | N/A |
| —Sales | N/A | N/A | N/A |
| —Refinancing | N/A | N/A | N/A |
| —Operations | N/A | N/A | N/A |
| —Other | N/A | N/A | N/A |
| Receivable on Net Purchase Money Financing 3 | N/A | N/A | N/A |

*Table VI. Acquisition of Properties*

| Property | Units | Date of Purchase | Mortgage Financing | Purchase Price | Acquisition Fee | Other Costs | Total |
|---|---|---|---|---|---|---|---|
| Buchanan | 1 | 2/8/2007 | y | $434,898 | $2,500 | $57,602 | $495,000 |
| Fermoore | 1 | 3/29/2007 | y | $360,000 | $3,953 | $66,047 | $430,000 |
| Blewett | 1 | 4/20/2007 | n | $413,000 | $2,400 | $5,201 | $420,601 |
| N&H Partnership | 1 | 6/19/2007 | y | $446,062 | $0 | $16,783 | $446,062 |
| GH Parnership | 1 | 10/9/2007 | y | $581,500 | $3,300 | $65,000 | $68,300 |
| Saint Clair Partnership | 1 | 11/27/2007 | y | $132,000 | $767 | $10,533 | $143,300 |
| Raquel Partnership | 1 | 12/7/2007 | y | $284,100 | $338 | $24,222 | $308,659 |
| Valley Partnership | 1 | 0/07/2008 | n | $386,800 | $443 | $15,400 | $402,643 |
| Weidner Partnership | 1 | 11/5/2007 | y | $269,700 | $2,517 | $14,558 | $286,775 |

## PART III — EXHIBITS

**Item 1. Index to Exhibits**

EXHIBIT A – BYLAWS

EXHIBIT B – CERTIFICATE OF FORMATION

EXHIBIT C – SUBSCRIPTION AGREEMENT

EXHIBIT D - OPINION RE LEGALITY

EXHIBIT E – SALES MATERIAL

EXHIBIT F – SAMPLE PROMISSORY NOTE

EXHIBIT G – EIN CONFIRMATION

EXHIBIT H – LOAN DOCUMENTS

**Item 2. Description of Exhibits**

(1) *Bylaws* — The Bylaws corresponding thereto as presently in effect and any amendments thereto.
(2) *Articles of Incorporation* – state of California written instrument by which the company is created under state law.
(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.
(5) *Opinion re legality* - Opinion by Jillian Ivey Sidoti.
(6) *Sales Material* — Any material required to be filed by virtue of Rule 256.
(7) *Sample Promissory Note* – The note that describes the rights, term, and return for investment in the note.
(8) *Employee Identification Number* — also known as a Federal Tax Identification Number, and is used to identify a business entity.
(9) *Loan Documents* –documents pertaining to all loans held by the Company.

**SIGNATURES**

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newbury Park, State of California, on February 16, 2010

Wealthpoint. Equity Ventures Group. Inc.
(Issuer)

By:



Desi Kepe. CEO
Wealthpoint. Equity Ventures Group. Inc.

By:



Robert Kepe, CFO
Wealthpoint, Equity Ventures Group, Inc.

This offering statement has been signed by the following persons in the capacities and on the dated indicated.

**EXHIBIT A**

**BYLAWS**

***WealthPoint Equity Ventures, Inc.***

* * * * *

BY-LAWS

* * * * *

ARTICLE I
OFFICES

Section 1. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1. All meetings of the stockholders for the election of directors shall be held in the City of Newbury Park, State of California, at such place as may be fixed from time to time by the board of directors, or at such other place either within or without the State of Delaware as shall be designated from time to time by the board of directors and stated in the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

The board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of Delaware. If so authorized, and subject to such guidelines and procedures as the board of directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication, participate in a meeting of stockholders and be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

Section 2. Annual meetings of stockholders, commencing with the year 2010 shall be held on the 15th day of January if not a legal holiday, and if a legal holiday, then on the next secular day following, at 1:00pm PST, or at such other date and time as shall be designated from time to time by the board of directors and stated in the notice of the meeting, at which they shall elect by a plurality vote a board of directors, and transact such other business as may properly be brought before the meeting.

Section 3. Written notice of the annual meeting stating the place if any, date and hour of the meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

Section 4. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 5. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 6. Written notice of a special meeting stating the place if any, date and hour of the meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than sixty days before the date of the meeting, to each stockholder entitled to vote at such meeting.

Section 7. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 8. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 9. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 10. Unless otherwise provided in the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

Section 11. Unless otherwise provided in the certificate of incorporation, any action required to be taken, or which may be taken, at any annual or special meeting of stockholders of the corporation, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the corporation. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; provided, however, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes herein, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (A) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (B) the date on which such stockholder or proxyholder or authorized persons or persons transmitted such telegram, cablegram or other electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered in accordance with Section 228 of the General Corporation Law of Delaware, to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all such purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

## ARTICLE III
## DIRECTORS

Section 1. The number of directors which shall constitute the whole board shall be 2. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until his or her successor is elected and qualified. Directors need not be stockholders.

Section 2. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced.

Section 3. The business of the corporation shall be managed by or under the direction of its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

## MEETINGS OF THE BOARD OF DIRECTORS

Section 4. The board of directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

Section 5. The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

Section 6. Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

Section 7. Special meetings of the board may be called by the president on three days' notice to each director, either personally or by mail or by facsimile communication; special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two directors unless the board consists of only one director; in which case special meetings shall be called by the president or secretary in like manner and on like notice on the written request of the sole director.

Section 8. At all meetings of the board, a majority of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing or electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 10. Unless otherwise restricted by the certificate of incorporation, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

## COMMITTEES OF DIRECTORS

Section 11. The board of directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not the member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent provided in the resolution of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation except as otherwise restricted by statute, and may authorize the seal of the corporation to be affixed to all papers which may require it.

Section 12. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

Section 13. Unless otherwise provided in the certificate of incorporation, the by-laws or the resolution of the board of directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

## COMPENSATION OF DIRECTORS

Section 14. Unless otherwise restricted by the certificate of incorporation or these by-laws, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

## REMOVAL OF DIRECTORS

Section 15. Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors except as otherwise provided by statute.

## ARTICLE IV
## NOTICES

Section 1. Whenever, under the provisions of the statutes or of the certificate of incorporation or of these by-laws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice may also be given to stockholders by a form of electronic transmission in accordance with and subject to the provisions of Section 232 of the General Corporation Law of Delaware.

Section 2. Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these by-laws, a waiver thereof in writing, signed by the person or persons entitled to notice or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

## ARTICLE V
## OFFICERS

Section 1. The officers of the corporation shall be chosen by the board of directors and shall be a president, a vice-president, a secretary and a treasurer. The board of directors may also choose additional vice-presidents, and one or more assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation otherwise provides.

Section 2. The board of directors at its first meeting after each annual meeting of stockholders shall choose a president, one or more vice-presidents, a secretary and a treasurer.

Section 3. The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

## THE PRESIDENT

Section 6. The president shall be the chief executive officer of the corporation, shall preside at all meetings of the stockholders and the board of directors, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect.

Section 7. He or she shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by statute to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

## THE VICE-PRESIDENTS

Section 8. In the absence of the president or in the event of his or her inability or refusal to act, the vice-president (or in the event there be more than one vice-president, the vice-presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-presidents shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

## THE SECRETARY AND ASSISTANT SECRETARY

Section 9. The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he or she shall be. He or she shall have custody of the corporate seal of the corporation and he or she, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his or her signature.

Section 10. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

## THE TREASURER AND ASSISTANT TREASURERS

Section 11. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

Section 12. He or she shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at its regular meetings, or when the board of directors so requires, an account of all his or her transactions as treasurer and of the financial condition of the corporation.

Section 13. If required by the board of directors, he or she shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his or her office and for the restoration to the corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the corporation.

Section 14. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

## ARTICLE VI
## CERTIFICATES FOR SHARES

Section 1. The shares of the corporation shall be represented by a certificate or shall be uncertificated. Certificates shall be signed by, or in the name of the corporation by, the chairman or vice-chairman of the board of directors, or the president or a vice-president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation.

If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 218(a) of the General Corporation Law of Delaware or a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 2. Any of or all the signatures on a certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

## LOST CERTIFICATES

Section 3. The board of directors may direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates or uncertificated shares, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

## TRANSFER OF STOCK

Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Upon receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled and issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the corporation.

## FIXING RECORD DATE

Section 5. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action; however with respect to determining stockholders entitled to consent to corporate action in writing without a meeting, such record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors. No record date fixed as described above shall precede the date upon which the resolution fixing the record date is adopted by the board of directors. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting: provided, however, that the board of directors may fix a new record date for the adjourned meeting.

## REGISTERED STOCKHOLDERS

Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

## ARTICLE VII
## GENERAL PROVISIONS
## DIVIDENDS

Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

## ANNUAL STATEMENT

Section 3. The board of directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

CHECKS

Section 4. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

FISCAL YEAR

Section 5. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

SEAL

Section 6. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

INDEMNIFICATION

Section 7. The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware.

## ARTICLE VIII
## AMENDMENTS

Section 1. These by-laws may be altered, amended or repealed or new by-laws may be adopted by the stockholders or by the board of directors, when such power is conferred upon the board of directors by the certificate of incorporation, at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration, amendment, repeal or adoption of new by-laws be contained in the notice of such special meeting. If the power to adopt, amend or repeal by-laws is conferred upon the board of directors by the certificate of incorporation, it shall not divest or limit the power of the stockholders to adopt, amend or repeal by-laws.

# EXHIBIT B
# CERTIFICATE OF FORMATION

## STATE OF NEVADA

**_ROSS MILLER_**
_Secretary of State_

**_SCOTT W. ANDERSON_**
_Deputy Secretary_
_for Commercial Recordings_



**_Commercial Recording Division_**
_202 N. Carson Street_
_Carson City, NV 89701-4069_
_Telephone (775) 684-5708_
_Fax (775) 684-7138_

**OFFICE OF THE**
**SECRETARY OF STATE**

THE LAW OFFICES OF JILLIAN SIDOTI
34721 MYRTLE COURT
WINCHESTER, CA 92596

**Job:C20090911-0829**
September 15, 2009

**Special Handling Instructions:**
NF 1FSC E-MAIL 9/15 GR

**Charges**

| Description | Document Number | Filing Date/Time | Qty | Price | Amount |
|---|---|---|---|---|---|
| Articles of Incorporation | 20090675827-86 | 9/10/2009 6:35:45 AM | 1 | $75.00 | $75.00 |
| Total | | | | | $75.00 |

**Payments**

| Type | Description | Amount |
|---|---|---|
| Credit | 20036B\|09091520965063 | $75.00 |
| Total | | $75.00 |

**Credit Balance:** $0.00

**Job Contents:**

| | |
|---|---|
| File Stamped Copy(s): | 1 |
| Corp Charter(s): | 1 |
| ILO-ALO Profit(s): | 1 |

THE LAW OFFICES OF JILLIAN SIDOTI
34721 MYRTLE COURT
WINCHESTER, CA 92596



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

# Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

| Filed in the office of | Document Number 20090675827-86 |
|---|---|
| Ross Miller Secretary of State State of Nevada | Filing Date and Time 09/10/2009 6:35 AM |
| | Entity Number E0492622009-1 |

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

| | |
|---|---|
| 1. Name of Corporation: | RJD Green, Inc. |
| 2. Registered Agent for Service of Process: (check only one box) | [X] Commercial Registered Agent: InCorp. Services (Name)<br>[ ] Noncommercial Registered Agent (name and address below) OR [ ] Office or Position with Entity (name and address below)<br>Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity<br>Street Address / City / Nevada / Zip Code<br>Mailing Address (if different from street address) / City / Nevada / Zip Code |
| 3. Authorized Stock: (number of shares corporation is authorized to issue) | Number of shares *with par value:* 75,000,000 Par value per share: $ .001 Number of shares *without par value:* |
| 4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees) | 1) Robert Kepe (Name)<br>1560-1 Newbury Rd. #514 (Street Address) / Newbury Park (City) / CA (State) / 91320 (Zip Code)<br>2) Name<br>Street Address / City / State / Zip Code |
| 5. Purpose: (optional: see instructions) | *The purpose of the corporation shall be:*<br>Any Legal Purpose |
| 6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator) | Jillian Sidoti, Esq (Name) X [signature] Incorporator Signature<br>34721 Myrtle Court (Address) / Winchester (City) / CA (State) / 92596 (Zip Code) |
| 7. Certificate of Acceptance of Appointment of Registered Agent: | *I hereby accept appointment as Registered Agent for the above named Entity.*<br>X [signature] on behalf of Incorp Services, Inc. — 9/4/09 (Date)<br>Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity |

*This form must be accompanied by appropriate fees.*


SECRETARY OF STATE
THE GREAT SEAL OF THE STATE OF
NEVADA
STATE OF NEVADA

# CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **RJD GREEN. INC.**, did on September 10, 2009, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on September 15, 2009.

ROSS MILLER
Secretary of State


THE GREAT SEAL OF THE STATE OF
NEVADA

Certified By: G Ramos
Certificate Number: C20090911-0829
You may verify this certificate
online at **http://www.nvsos.gov/**



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: www.nvsos.gov

# Instructions for Initial List and Registered Agent Form

## *ATTENTION:* You may now file your initial or annual list online at www.nvsos.gov

IMPORTANT: READ ALL INSTRUCTIONS CAREFULLY BEFORE COMPLETING FORM.

*ATTENTION:* Pursuant to NRS, the Initial List and Registered Agent form *MUST* be in the care, custody and control of the Secretary of State by the close of business on the last day of the first month following the organization date. (Postmark date is not accepted as receipt date in the Office of the Secretary of State.)

***As of November 1, 2003 the filing fee for a initial list is $125.00. Nonprofit corporation initial lists are $25.00.***

TYPE or PRINT the following information on the Initial List and Registered Agent Form:

1. The *FILE NUMBER* and *NAME* of the entity *EXACTLY* as it is registered with this office.
2. The *FILING PERIOD* is the month and year of filing TO the month and year 12 months from that date. Example: if the entity date was 1/12/99 the filing period would be 1/1999 to 1/2000.
3. The name and address of the *REGISTERED AGENT and OTHER* names and addresses as required on The list should be entered in the boxes provided on the form. Limited-Liability Companies MUST Indicate whether *MANAGER or MANAGING MEMBER* is being listed.
4. The *SIGNATURE*, including his/her title and date signed MUST be included in the areas provided at the bottom of the form.
5. Completed *FORM, FEES and applicable PENALTIES* must be returned to the Secretary of State. Pursuant to NRS 225.085, all Initial and Annual Lists must be in the care, custody and control of the Secretary of State by the close of the business on the due date. Lists received after the due date will be returned unfiled, and will require any associated fees and penalties as a result of being late. Trackable delivery methods such as Express Mail, Federal Express, UPS Overnight may be acceptable if the package was guaranteed to be delivered on or before the due date yet failed to be timely delivered.

*ADDITIONAL FORMS* may be obtained on our website at www.nvsos.gov or by calling 775-684-5708.

*FILE STAMPED COPIES:* To receive one file stamped copy, please mark the appropriate check box on the list. Additional copies require $2.00 per page and appropriate order instructions.

*CERTIFIED COPIES:* To order a certified copy, enclose an additional $30.00 and appropriate instructions. A copy fee of $2.00 per page is required for each copy generated when ordering 2 or more certified copies.

*EXPEDITE FEE:* Filing may be expedited for an additional $75.00 fee.

Filing may be submitted at the office of the Secretary of State or by mail at the following addresses:

MAIN OFFICE:
*Regular and Expedited Filings*

| Secretary of State |
|---|
| Status Division<br>202 North Carson Street<br>Carson City NV 89701-4201<br>Phone: 775-684-5708<br>Fax: 775-684-7123 |

SATELLITE OFFICES:
*Expedited Filings Only*

| Secretary of State – Las Vegas | Secretary of State - Reno |
|---|---|
| Commercial Recordings Division<br>555 East Washington Ave, Suite 5200<br>Las Vegas NV 89101<br>Phone: 702-486-2880<br>Fax: 702-486-2888 | Commercial Recordings Division<br>1755 East Plumb Lane, Suite 231<br>Reno NV 89502<br>Phone: 775-688-1257<br>Fax: 775-688-1858 |

# (PROFIT) INITIAL LIST OF OFFICERS, DIRECTORS AND REGISTERED AGENT OF

FILE NUMBER



E0492622009-1

RJD GREEN. INC.

(Name of Corporation)

FOR THE FILING PERIOD OF SEP, 2009 TO SEP, 2010. Due by Oct 31, 2009

The corporation's duly appointed registered agent in the State of Nevada upon whom process can be served is:

INCORP SERVICES, INC.
375 N STEPHANIE ST STE 1411
HENDERSON NV 89014-8909

☐ CHECK BOX IF YOU REQUIRE A FORM TO UPDATE YOUR REGISTERED AGENT INFORMATION

**Important: Read instructions before completing and returning this form.**

THE ABOVE SPACE IS FOR OFFICE USE ONLY

1. Print or type names and addresses either residence or business, for all officers and directors. A **President, Secretary, Treasurer, or equivalent of and all Directors** must be named. Have an **officer** sign the form. *FORM WILL BE RETURNED IF UNSIGNED*
2. If there are additional directors attach a list of them to this form.
3. Return the completed form with the $125.00 filing fee, if no capitalization. A $75.00 penalty must be added for failure to file this form by the last day of the first month following the incorporation/initial registration with this office.
4. Make your check payable to the **Secretary of State**. Your cancelled check will constitute a certificate to transact business per NRS 78.155. To receive a certified copy, enclose an additional $30.00 and appropriate instructions.
5. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, NV 897014201, (775) 684-5708.
6. Form must be in the possession of the Secretary of State on or before the first month following the incorporation/initial registration date. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties.

FILING FEE: $125.00 LATE PENALTY: $75.00

## CHECK ONLY IF APPLICABLE

☐ This corporation is a publicly traded corporation. The Central Index Key number is:

☐ This publicly traded corporation is not required to have a Central Index Key number.

| NAME | TITLE(S) | | |
|---|---|---|---|
| | PRESIDENT (OR EQUIVALENT OF) | | |
| ADDRESS | CITY | St | Zip |
| | | | |
| NAME | TITLE(S) | | |
| | SECRETARY (OR EQUIVALENT OF) | | |
| ADDRESS | CITY | St | Zip |
| | | | |
| NAME | TITLE(S) | | |
| | TREASURER (OR EQUIVALENT OF) | | |
| ADDRESS | CITY | St | Zip |
| | | | |
| NAME | TITLE(S) | | |
| | DIRECTOR | | |
| ADDRESS | CITY | St | Zip |
| | | | |

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of NRS 360.780 and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X Signature of Officer **Title** **Date**

**EXHIBIT C**
**SUBSCRIPTION AGREEMENT**

**SUBSCRIPTION AGREEMENT**
**Wealthpoint Equity Ventures Group, Inc.**
**DATE OF OFFERING DOCUMENT ________________**

INSTRUCTIONS FOR SUBSCRIPTION

1. Review and complete this Subscription Agreement and Offeree Questionnaire.(a separate copy is included for your convenience)
2. Please execute this Subscription Agreement and Subscriber Questionnaire and return an executed copy to Wealthpoint Equity.
3. Please make your check payable to: **Wealthpoint Equity Ventures Group, Inc.**, or deposit in the Wealthpoint Equity Ventures Group, Inc. bank account (please contact Wealthpoint Equity for bank information)
4. Return the above to:

**Wealthpoint Equity Ventures Group, Inc.**
**1560-1 Newbury Road #514**
**Newbury Park, CA 91324**
**Phone (818) 571-9058**

# Subscription Agreement

To: **Wealthpoint Equity Ventures Group, Inc.**

Gentlemen:

1. **Subscription.** The undersigned hereby subscribes for ______ Notes of **Wealthpoint Equity Ventures Group, Inc.** (the "Company"), a Delaware Corporation, and agrees to loan to the Company Fifty Thousand ($50,000) Dollars per Note for an aggregate loan of $________ (the "Loan Amount") upon the terms and subject to the conditions (a) set forth herein, and (b) described in the Offering Statement ("Offering Statement") dated __________________ together with all exhibits thereto and materials included therewith, and all supplements, if any, related to this offering. The minimum loan is Fifty Thousand ($50,000) Dollars, but the Company has the discretion to offer fractional Notes for loans less than the minimum.

2. **Note Offering.** The Company is offering a minimum of One (1) and up to a maximum of Fifty (50) Notes at Fifty Thousand ($50,000) Dollars per Note, with a minimum subscription of one (1) Note (the "Offering"). The minimum aggregate loan to the Company will be Fifty Thousand ($50,000) Dollars and the maximum aggregate loan to the Company from this Offering will be Five Million ($5,000,000) Dollars. The Offering is being made to a limited number of investors pursuant to an exemption available under the Securities Act of 1933 (the "Act"), specifically Regulation A, and under certain other laws, including the securities law of certain states.

3. **Documents to be Delivered.** The undersigned is delivering to the Company executed copies of this Subscription Agreement (the "Agreement"), the Note(s), Offeree Questionnaire, and all other applicable exhibits and documents (the "Subscription Documents"). The Subscription Documents should be delivered to **Wealthpoint Equity Ventures Group, Inc. 1560-1 Newbury Road #514, Newbury Park, CA 91324.** The undersigned understands and agrees that he or it will not become a "Holder" of the Note(s) and the Company shall not become a "Maker" of the Note(s) unless and until the Company executes the Agreement and Note(s).

4. **Making of Loan Amount.** The undersigned, simultaneously with the delivery of the Subscription Documents to the Company, hereby tenders to the Company the Loan Amount by check made payable to the order of **Wealthpoint Equity Ventures Group, Inc.** in the amount indicated above.

5. **Acceptance or Rejection of Subscription.** The undersigned understands and agrees that the Company reserves the right, exercisable in its sole discretion, to accept or reject any subscription, in whole or in part, for any reason and that the undersigned will be notified by the Company as promptly as practicable as to whether his or its subscription has been accepted or rejected. If the undersigned's subscription is accepted, in whole or in part, by the Company, the Company will execute this Agreement and the Note(s) and return them to the undersigned. If this subscription is rejected by the Company, either in whole or in

part, all funds, in the case of a rejection of the subscription in whole, or those funds representing the amount of the subscription not accepted by the Company, in the case of a rejection of the subscription in part, will be returned to the undersigned as promptly as practicable. If this subscription is rejected in whole by the Company, this Agreement shall be null, void and of no effect. The undersigned does not have the right to withdraw or revoke his or its subscription during the Offering period, except as provided by certain state laws, except that if more than thirty (30) days shall have passed from the date the Company received completed and executed Subscription Documents and the Loan Amount from the undersigned (the "Acceptance Period"), and the Company has not accepted the subscription during the Acceptance Period, the undersigned may withdraw his or its subscription at any time after the Acceptance Period up until such time that the Company subsequently decides, in its sole discretion, to accept the subscription in whole or in part.

6. **Offering Period.** The Company may close in whole or in part or terminate this Offering under any of the following conditions:

1. Upon reaching the minimum offering amount of Fifty Thousand ($50,000) Dollars.

2. Upon receipt of the maximum Offering subscription amount of Five Million ($5,000,000) Dollars.

3. Notwithstanding the above, this offer shall terminate one (1) year from the date of this Offering Document; or on such later date not exceeding thirty (30) days thereafter to which the Company, in its sole discretion, may extend this Offering.

7. **Closing of the Loan.** The Note(s) subscribed for herein shall not be deemed made by the Company or held by the undersigned until this Agreement and the Note(s) have been countersigned by the Company, and until the funds delivered by the undersigned to the Company with the Subscription Documents have been deposited in the Holding Account and have been cleared by the applicable bank of the Company (the "Effective Date"). Upon the Effective Date, (a) the undersigned shall have loaned to the Company the Loan Amount, (b) the undersigned shall become the Holder and the Company shall become the Maker of the Note(s) subscribed for by the undersigned, and (c) both the undersigned and the Company shall be bound by the terms of the Offering Document and the Subscription Documents and any other undertakings described herein.

8. **Representations and Warranties.**

(a) The Company hereby represents and warrants as follows:

(i) The Company is a Corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted;

(ii) This Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditor's rights generally and by legal and equitable limitations on the availability of specific performance and other equitable remedies under or by virtue of this Agreement). The Company has all requisite power and authority, corporate and other, to execute and deliver this Agreement and the Note(s) and to consummate the transactions contemplated hereby. All persons who have executed this Agreement and the Note(s) on behalf of the Company have been duly authorized to do so by all necessary corporate action. Neither the execution and delivery of this Agreement and the Note(s) nor the consummation of the transactions contemplated hereby will (A) violate any provision of the Certificate of Incorporation or Operating Agreement of the Company, as currently in effect; (B) violate any judgment, order, injunction, decree or award against, or binding upon, the Company or the securities, assets, properties, operations or business of the Company; or (C) violate any law or regulation applicable to the Company or to the securities, assets, properties, operations or business of the Company.

(b) In order to induce the Company to accept the subscription made hereby, the undersigned hereby represents and warrants to the Company as follows:

(i) The undersigned has received the Offering Document and the Subscription Documents. The undersigned has read and understands the Offering Document and Subscription Documents and the information contained in those documents concerning the Company and this Offering or has caused his or its representative to read and examine the Offering Document and Subscription Documents. The undersigned has relied only on the information about the Company contained in these documents and his or its own independent investigation in making his or its subscription. The undersigned understands that the Notes will be issued with the rights and subject to the conditions described in the Offering Document and Subscription Documents;

(ii) The undersigned is familiar with the terms and conditions of the Offering and is aware that his or its investment involves a degree of risk and the undersigned has read the section in the Offering Document titled "Risk Factors."

(iii) The undersigned hereby specifically accepts and adopts each and every provision of this Agreement and acknowledges and agrees with each and every provision of this Agreement and, upon acceptance by the Company of the subscription made hereby, agrees to be bound by such provisions.

(iv) The undersigned acknowledges and is aware that there is no assurance as to the future performance of the Company.

(v) The undersigned, if an individual (A) has reached the age of majority in the state in which he resides and (B) is a bona fide resident and domiciliary (not a temporary or transient resident) of the state set forth below his signature on the signature page hereof and has no present intention of becoming a resident of any other state or jurisdiction. The undersigned, if a partnership, corporation, limited liability company, trust or other entity, was organized or incorporated under the laws of the jurisdiction set forth below the signature made on its behalf on the signature page hereof and has no present intention of altering the jurisdiction of its organization, formation or incorporation.

(vi) The undersigned has the financial ability to bear the economic risk of an investment in the Offering, has adequate means of providing for his or its current needs and personal contingencies, has no need for liquidity in the Note(s) and could afford a complete loss of his or its investment in the Offering.

(vii) The undersigned represents and warrants to the Company that he or it comes within one of the categories of investors as defined in Section B hereto (*please indicate by providing your initials next to the appropriate category in which the undersigned is included, and if the undersigned is an Accredited Investor, check the appropriate category of Accredited Investors in which the undersigned is an entity*).

(viii) The undersigned has been given the opportunity to review the merits of an investment in the Offering with tax and legal counsel or with an investment advisor to the extent the undersigned deemed advisable.

(ix) The undersigned's overall commitment to invest in the Note(s), which are not readily marketable, is not disproportionate to his or its net worth and his or its investment in the Offering will not cause such overall commitment to become excessive.

(x) The undersigned has such knowledge and experience in financial and business matters that he or it is capable of evaluating the merits and risks of an investment in the Offering.

(xi) The undersigned has been given a full opportunity to ask questions of and to receive (A) answers from the Company and its Managers concerning the terms and conditions of this Offering and the business of the Company and (B) such other information as he or it desired in order to evaluate an investment in the Offering, and all such questions have been answered to the full satisfaction of the undersigned. No oral or written representations have been made or oral or written information furnished to the undersigned or the undersigned's advisors in connection with the Offering or interests that were in any way inconsistent with this Subscription Agreement. The undersigned is not participating in the Offering as a result of or subsequent to: (1) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or (2) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(xii) If the undersigned is a corporation, Limited Liability Company, partnership, trust or other entity, it is authorized and qualified to make this loan to the Company and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so.

(xiii) If the undersigned is a corporation, limited liability company or partnership, the person signing this Agreement on its behalf hereby represents and warrants that the information contained in this Agreement completed by any shareholders of such corporation, members of such limited liability company or partners of such partnership is true and correct with respect to such shareholder, member or partner (and if any such shareholder is itself a corporation, limited liability company or partnership, with respect to all persons having an equity interest in such corporation, limited liability company or partnership, whether directly or indirectly) and that the person signing this Agreement has made due inquiry to determine the truthfulness and accuracy of the information contained in this Agreement.

(xiv) The purchase of the Note(s) by the undersigned has been duly authorized, and the execution, delivery and performance of this Agreement does not conflict with the undersigned's partnership agreement, certificate of incorporation, by-laws, articles of organization, operating agreement or any agreement to which the undersigned is a party and this Agreement is a valid and binding agreement enforceable against the undersigned in accordance with its terms.

(xv) The undersigned hereby represents that he or it is subscribing for the Notes as principal or as trustee, solely for the account of the undersigned, for investment purposes only and not with a view to, or for, subdivision, resale, distribution, or fractionalization thereof, in whole or in part, or for the account, in whole or in part, of others, and, except as disclosed herein, no other person has a direct or indirect beneficial interest in the Note(s). The undersigned will hold the Note(s) as an investment and has no reason to anticipate any change in circumstances or other particular occasion or event, which would cause the undersigned to attempt to sell any of the Note(s).

(xvi) The undersigned acknowledges his or its understanding that (A) the Offering of the Note(s) by the Company has not been registered under the Act, as amended, or the securities laws of certain states in reliance on specific exemptions from registration.

(xvii) The undersigned represents and warrants that he or it will not transfer or convey all or part of his or its financial interest in the Note(s) unless such Note(s) are subsequently registered under the Act, or an exemption from such registration is available and without (A) the prior written consent of the Company and (B) an opinion of counsel acceptable to the Company and its counsel to the effect that the Note(s) may be transferred without violation of the registration requirements of the Act or any applicable state securities laws, as may be amended from time to time. The undersigned further acknowledges that there can be no assurance that the Company will file any registration statement for the Note(s) for which the undersigned is subscribing, that such registration statement, if filed, will be declared effective or, if declared effective, that the Company will be able to keep it effective until the undersigned sells the Note(s) registered thereon.

(xviii) The undersigned understands that this Agreement is subject to the Company's acceptance and may be rejected by the Company at any time in its sole discretion in whole or any part prior to issuance of the Note(s) with respect to the undersigned's subscription, notwithstanding prior receipt by the undersigned of notice of acceptance of the undersigned's subscription. The Company reserves the right to withdraw the Offering at any time.

(xix) The undersigned acknowledges that this Agreement shall become binding upon the undersigned when it is countersigned by the Company and the undersigned is not entitled to cancel, terminate, or revoke this subscription before or after acceptance by the Company, except as otherwise provided in this Agreement.

(xx) All information provided by the undersigned in the Investor Questionnaire and Investor Representative Questionnaire (if applicable) which accompanies this Agreement is true and accurate in all respects, and the undersigned acknowledges that the Company will be relying on such information to its possible detriment in deciding whether the Company can make these Note(s) to the undersigned without giving rise to the loss of an exemption from registration under the applicable securities laws.

9. **Foreign Person.** If the undersigned has indicated on the signature page of this Agreement that he, she or it is a foreign person, he, she or it agrees to notify the Company in writing within sixty (60) days of becoming a nonresident alien, foreign corporation, foreign partnership, foreign trust, foreign estate or other foreign entity, as the case may be.

10. **Indemnity**. The undersigned agrees to indemnify and hold harmless the Company, its managers, members, agents, attorneys and affiliates and each other person, if any, who controls any thereof, within the meaning of Section 15 of the Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by the undersigned to comply with any covenant or agreement made by the undersigned herein or in this Agreement or in any other document furnished by the undersigned to any of the foregoing in connection with this transaction.

11. **Notice.** All notices in connection with this Agreement shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 11) with a copy, in the case of notice to the Company, to **Wealthpoint Equity Ventures Group, Inc.** at **1560-1 Newbury Road #514, Newbury Park, CA 91324** Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

**12. Miscellaneous.**

(a) This Agreement is not assignable by the undersigned. This Agreement shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(b) This Agreement shall be deemed to have been made in the State of California and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of California without regard to conflict of laws rules applied in State of California. The parties hereto hereby consent to personal jurisdiction and venue exclusively in the State of California with respect to any action or proceeding brought with respect to this Agreement.

(c) This Agreement contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Agreement shall be effective unless in writing and signed by both parties to this Agreement.

(d) No waiver of any breach of any terms of this Agreement shall be effective unless made in writing signed by the party against whom enforcement of the waiver is sought, and no such waiver shall be construed as a waiver of any subsequent breach of that term or of any other term of the same or different nature.

(e) If any provision or portion of this Agreement or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Agreement.

(f) Each of the parties hereto shall cooperate and take such actions, and execute such other documents, at the execution hereof or subsequently, as may be reasonably requested by the other in order to carry out the provisions and purposes of this Agreement.

IN WITNESS WHEREOF, the undersigned, by his or its execution hereof, agrees to be bound by this Agreement.

Executed this ______ day of ________________, 2009, at _________________ (City), ____________________________ (State).

**If the Investor is an INDIVIDUAL, complete the following:**

The undersigned *(circle one):* **[is]** **[is not]** a citizen or resident of the United States.

| | |
|---|---|
| Print Name of Individual: | Print Name of Spouse if Funds are to be invested in Joint Name or are Community Property: |
| Print Social Security Number of Individual: | Print Social Security Number of Spouse |
| Signature of Individual | Signature of Spouse if Funds are to be Invested in Joint Name or are Community Property |
| Print Address of Residence: | Print Telephone Number: ( ) |

**The investor is PARTNERSHIP, CORPORATION, TRUST OR OTHER ENTITY, complete the following:**

The undersigned *(circle one)* [is] [is not] a foreign partnership, foreign corporation, trust or foreign estate (as defined in the Internal Revenue Code of 1986, as amended, and the treasury regulations promulgated thereunder).

| | |
|---|---|
| Print Name of Partnership, Corporation, Trust or Entity: | Title of Authorized Representative |
| Signature of Authorized Representative | Print Jurisdiction of Organization or Incorporation |
| Print Name of Authorized Representative | Print Federal Tax Identification Number |
| Print Address of Residence: | Print Telephone Number: |

______________________________ ( ) ______________________________
______________________________
______________________________

**ACCEPTANCE**

The terms of the foregoing, including the subscription described therein, are agreed to and accepted on this ____ day of ___________, 2009.

**Wealthpoint Equity Ventures Group, Inc.**

**By:** ______________________________

**EXHIBIT D**
**OPINION RE LEGALITY**

Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92596
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

December 14, 2009

WealthPoint Equity Ventures, Inc.
1560-1 Newbury Rd. #514
Newbury Park, CA 91324

Re: Offering Statement on Form 1-A of $5,000,000 in principal amount of Promissory Notes.

Ladies and Gentlemen:

We have acted as counsel to WealthPoint Equity Ventures, Inc., a Delaware corporation (the "Company"), in connection with a Offering Statement on Form 1-A (the "Offering Statement") that the Company filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"). The Offering Statement relates to the offering and sale from time to time of up to $5,000,000 of the Company's Promissory Notes (the "Notes").

The Notes are to be issued under a Promissory Note by the Company's Officers, as filed as an Exhibit to the Offering Statement (as supplemented, from time to time, the "Promissory Note" or "Note").

In connection herewith, we have examined: (a) the Offering Statement, including the Note and the other exhibits thereto (collectively, the "Offering Documents"); (b) the Company's Certificate of Incorporation issued by the State of Delaware's Secretary of State; and (c) the Company's bylaws.

We have also examined originals or copies, certified or otherwise identified to our satisfaction of such other corporate records, agreements and instruments of the Company, certificates of public officials and officers of the Company, and such other documents, records and instruments, and we have made such legal and factual inquiries, as we have deemed necessary or appropriate as a basis for us to render the opinions hereinafter expressed. In our examination of the Offering Documents and the foregoing, we have assumed the genuineness of all signatures, the legal competence and capacity of natural persons, the authenticity of documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied without independent investigation as to matters of fact upon statements of governmental officials and upon representations made in or pursuant to the Offering Documents and certificates and statements of appropriate representatives of the Company.

In connection herewith, we have assumed that, other than with respect to the Company, all of the Offering Documents referred to in this opinion letter have been duly authorized by, have been duly executed and delivered by, and constitute the valid, binding and enforceable obligations of, all of the parties to such Offering Documents, all of the signatories to such Offering Documents have been duly authorized, and all such parties are duly organized and validly existing and have the power and authority (corporate or other) to execute, deliver and perform such Offering Documents.

Based on the foregoing and in reliance thereon, and subject to the assumptions, comments, qualifications, limitations, and exceptions set forth herein, we are of the opinion that, when the Offering Statement, as it may be amended, has become effective under the Securities Act (the "Qualification Date" or "Effective Date") and any applicable state securities or Blue Sky laws have been complied with, the Notes to be issued pursuant to the Offering Documents will be duly authorized for issuance, and upon the issuance and delivery of the Notes and the receipt by the Company of all consideration therefor in accordance with the terms of the Offering Documents, the Notes will be legal, valid and binding obligations of the Company in accordance with their terms and will be entitled to the benefits of the Promissory Notes.

In addition to the assumptions, comments, qualifications, limitations and exceptions set forth above, the opinions set forth herein are further limited by, subject to and based upon the following assumptions, comments, qualifications, limitations and exceptions:

(A) Wherever this opinion letter refers to matters "known to us," or "to our knowledge," or words of similar import, such reference means that, during the course of our representation of the Company with respect to the Offering Statement, we have requested information of the Company concerning the matter referred to and no information has come to the attention of (either as a result of such request for information or otherwise) the attorneys of our Firm currently devoting substantive attention or a material amount of time thereto, which has given us actual knowledge of the existence (or absence) of facts to the contrary. Except as otherwise stated herein, we have undertaken no independent investigation or verification of such matters, and no inference should be drawn to the contrary from the fact of our representation of the Company.

(B) Our opinions herein reflect only the application of applicable laws of the State of California and the Federal laws of the United States of America. We express no opinion as to the laws of any other jurisdiction. The opinions set forth herein are made as of the date hereof and are subject to, and may be limited by, future changes in factual matters, and we undertake no duty to advise you of the same. The opinions expressed herein are based upon the law in effect (and published or otherwise generally available) on the date hereof, and we assume no obligation to revise or supplement these opinions should such law be changed by legislative action, judicial decision or otherwise. In rendering our opinions, we have not considered, and hereby disclaim any opinion as to, the application or impact of any laws, cases, decisions, rules or regulations of any other jurisdiction, court or administrative agency.

(C) Our opinions contained herein may be limited by (i) applicable bankruptcy, insolvency, reorganization, receivership, moratorium or similar laws affecting or relating to the rights and remedies of creditors generally including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, (ii) general principles of equity (regardless of whether considered in a proceeding in equity or at law), and (iii) an implied covenant of good faith and fair dealing.

We do not render any opinions except as set forth above. This opinion letter is being delivered by us solely for your benefit in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act. By your acceptance of this opinion letter, you agree that it may not be relied upon, circulated, quoted or otherwise referred to by any other person or for any other purpose without our prior written consent in each instance.

We hereby consent to the filing of this opinion as an Exhibit to the Offering Statement and to the reference to us under the caption "Legal Matters" in the prospectus contained in the Offering Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Sincerely,

/s/ Jillian Ivey Sidoti
Attorney at Law

**EXHIBIT E**
**SALES MATERIAL**

**EXHIBIT F**
**SAMPLE PROMISSORY NOTE**



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**WEALTHPOINT**

EQUITY VENTURES GROUP INC.

www.WealthPointCo.com

This is not an offer to sell or buy securities. These securities have not been approved by the SEC under the Securities Act of 1933. Returns are NOT guaranteed and should not be construed as such. This advertisement is in accordance with Rule 256.

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Achieve *Your* WealthPoint

CALL TODAY 866.824.0449

**WEALTHPOINT**
EQUITY VENTURES GROUP INC.

www.WealthPointCo.com

This is not an offer to sell or buy securities. These securities have not been approved by the SEC under the Securities Act of 1933. Returns are NOT guaranteed and should not be construed as such. This advertisement is in accordance with Rule 256.

# Take Your Pick

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**WEALTHPOINT**
EQUITY VENTURES GROUP INC.

CALL TODAY 866.824.0449 www.WealthPointCo.com

This is not an offer to sell or buy securities. These securities have not been approved by the SEC under the Securities Act of 1933. Returns are NOT guaranteed and should not be construed as such. This advertisement is in accordance with Rule 256.

# PROMISSORY NOTE

**THIS NOTE HAS BEEN MADE FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH THE DISTRIBUTION THEREOF AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THIS NOTE MAY NOT BE SOLD, TRANSFERRED, OR ASSIGNED ("TRANSFER") UNLESS IT IS SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE MAKER CONSENTS IN WRITING TO SUCH TRANSFER.**

**Wealthpoint Equity Ventures Group, Inc.** a Company incorporated in the state of Delaware and located at **1560-1 Newbury Road #514, Newbury Park, CA 91324** (the "Maker"), for value received, promises to pay to the Individual and/or legal entity designated in this Note as the "HOLDER," the principal sum of ____________ **($______) Dollars** with an annualized rate of return of ______________ PERCENT (__%) until maturity. Simple interest shall begin accruing upon the execution ("Commencement Date") of this Note and its funding. Interest Only payments shall be due monthly on the 15th of every month and based on the commencement date of the Note. Monthly interest payments shall commence on the 15th day of the month of the first full month after the Commencement Date (i.e. an investor invests on August 26th, the FOLLOWING MONTH shall be September and the first payment to the investor will include simple interest from August 26th to September 1st. ("SIMPLE INTERST") The investor will receive this first payment of simple interest only on October 15th). The entire Principal, together with accrued interest, shall be due and payable to the Holder no later than TWENTY FOUR months (24) from the Commencement Date. Maker may at any time or from time to time make a voluntary prepayment, whether in full or in part, of this Note, without premium or penalty.

## 1. NOTES

This Note in the principal amount of ________________________ ($____,000) Dollars per Note, or any fractional amounts, is offered for sale by the Maker. The Note shall be senior debt of the Maker.

## 2. EVENTS OF DEFAULT

A default shall be defined as one or more of the following events ("Event of Default") occurring and continuing:

(a) The Maker shall fail to pay any interest payment on this Note when due for a period of thirty (30) days after notice of such default has been sent by the Holder to the Maker.

(b) The Maker shall dissolve or terminate the existence of the Maker.

(c) The Maker shall file a petition in bankruptcy, make an assignment for the benefit of its creditors, or consent to or acquiesce in the appointment of a receiver for all or substantially all of its property, or a petition for the appointment of a receiver shall be filed against the Maker and remain unstayed for at least ninety (90) days.

Upon the occurrence of an Event of Default, the Holder of this Note may, by written notice to the Maker, declare the unpaid principal amount and all accrued interest of the Note immediately due and payable.

## 3. COMMENCEMENT DATE OF THE NOTE

The Commencement Date of the Note shall be the date that which this Note is executed AND funds under the terms of this Note have been tendered in full to the Maker from the Holder.

## 4. STATUS OF HOLDER

The Maker may treat the Holder of this Note as the absolute owner of this Note for the purpose of making payments of principal or interest and for all other purposes, and shall not be affected by any notice to the contrary, unless the Maker so consents in writing.

## 5. SECURITIES ACT RESTRICTIONS

This Note has not been registered for sale under the Act. This Note may not be sold, offered for sale, pledged, assigned or otherwise disposed of, unless certain conditions are satisfied.

## 6. DEMAND

Upon sixty (60) calendar days ("Notice Period") written notice, the Holder of this Note shall be entitled to demand payment in full and accelerate the terms of this Note. During the Notice Period, interest shall stop accruing and no monthly payments shall be made. Upon or before the sixtieth ($60^{th}$) calendar, Maker shall tender the principal balance plus any accrued interest to the Holder.

## 7. ATTORNEYS' FEES

The prevailing party in an action to enforce this Note shall be entitled to reasonable attorneys' fees, costs and collection expense.

## 8. ARBITRATION

Any claim or controversy arising among or between the parties hereto pertaining to the Company, or any claim or controversy arising out of or respecting any matter contained in this Agreement or any differences as to the interpretation or performance of any of the provisions of this Agreement shall be settled by arbitration in California before an arbitrator of the American Arbitration Association under its then prevailing rules. The arbitrator will be chosen by the Maker and agreeable to the Holder. Chosen arbitrator shall be located and practicing in the state of California, having at least five years of experience in business arbitrations. All other arbitrators not meeting these qualifications may not participate in any Arbitration proceedings. In any arbitration involving this Agreement, the arbitrator shall not make any award which will alter, change, cancel or rescind any provision of this Agreement, and their award shall be consistent with the provisions of this Agreement. Any such arbitration must be commenced no later than one (1) year from the date such claim or controversy arose, or such claim shall be deemed to have been waived. The award of the arbitrator shall be final and binding and judgment may be entered thereon in any court of competent jurisdiction.

Anything to the contrary herein contained notwithstanding, since the Note cannot be readily purchased or sold on the open market and the parties will be irreparably damaged in the event this Agreement is not specifically enforced, should any dispute concerning the sale or disposition of any of the Note of the Holder occur, a temporary restraining order or injunction may be obtained from a court of appropriate jurisdiction, restraining any sale or disposition of said Note, pending the determination of such controversy, pursuant to the arbitration provision of this Agreement. In addition to the foregoing, any of the parties may apply to any court of appropriate jurisdiction for any of the provisional remedies to which such party may be entitled to under the laws of the State of California, including, but not limited to, injunction, attachment or replevin, pending the determination of any claim or controversy, pursuant to the arbitration provision of this Agreement. Service of process and notice of arbitration may be made by either Certified or Registered Mail, return receipt requested, addressed to any party at the address listed in this Agreement.

NOTICE: BY INITIALING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE ARBITRATION OF DISPUTES PROVISION DECIDED BY NEUTRAL ARIBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOUR ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THE "ARBITRATION" PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY. YOU HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO

SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION" PROVISION TO NEUTRAL ARBITRATION. INITIAL BELOW.

____________ _______________

**9. MISCELLANEOUS.**

(a) **Successors and Assigns**. The Holder may not assign, transfer or sell this Note to any party without the express written consent of the Maker. This Note shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(b) **Entire Agreement.** This Note contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Note shall be effective unless in writing and signed by both parties to this Note.

(c) **Notices**. All notices in connection with this Note shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 8) with a copy to

Wealthpoint Equity Ventures Group, Inc
1560-1 Newbury Road #514
Newbury Park, CA 91324
818-571-9058

Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

(d) **Section Headings**. The headings of the various sections of the Note have been inserted as a matter of convenience for reference only and shall be of no legal effect.

(e) **Severability**. If any provision or portion of this Note or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Note.

(f) **Applicable Law**. This Note shall be deemed to have been made in the State of California, and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of California without regard to conflict of laws rules applied in the State of California. The parties hereto hereby consent

to personal jurisdiction and venue exclusively in the State of California with respect to any action or proceeding brought with respect to this Note.

**Maker:**

______________________________

**Wealthpoint Equity Ventures Group**
A Delaware Company

**Holder:**

______________________________
Print Name:

Date: ______________________________

State of _______________

County of ______________

I CERTIFY that on ________ *[date]*, before me, an officer duly authorized in ________ County, ________ *[state]* to take acknowledgments, personally appeared ________. ________ *[He or She]* is personally known to me or has produced ________ as identification and did take an oath.

______________________________
*[Notary Public]*

______________________________
*[Printed Name of Notary]*

My Commission Expires: ________

State of _______________

County of ______________

I CERTIFY that on ________ *[date]*, before me, an officer duly authorized in ________ County, ________ *[state]* to take acknowledgments, personally appeared ________. ________ *[He or She]* is personally known to me or has produced ________ as identification and did take an oath.

______________________________
*[Notary Public]*

______________________________
*[Printed Name of Notary]*

My Commission Expires: __

**EXHIBIT G**
**EIN CONFIRMATION**



DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

Date of this notice: 02-12-2009

Employer Identification Number:
26-4246454

Form: SS-4

Number of this notice: CP 575 A

WEALTHPOINT EQUITY VENTURES GROUP
INC
% ROBERT W KEPE
1560-1 NEWBURY RD NUMBER 514
NEWBURY PARK, CA 91320

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 26-4246454. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

When filing tax documents, payments, and related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear off stub and return it to us.

Based on the information received from you or your representative, you must file the following form(s) by the date(s) shown.

| | |
|---|---|
| Form 941 | 01/31/2010 |
| Form 940 | 01/31/2010 |
| Form 1120 | 04/15/2010 |

If you have questions about the form(s) or the due date(s) shown, you can call us at the phone number or write to us at the address shown at the top of this notice. If you need help in determining your annual accounting period (tax year), see Publication 538, *Accounting Periods and Methods*.

We assigned you a tax classification based on information obtained from you or your representative. It is not a legal determination of your tax classification, and is not binding on the IRS. If you want a legal determination of your tax classification, you may request a private letter ruling from the IRS under the guidelines in Revenue Procedure 2004-1, 2004-1 I.R.B. 1 (or superseding Revenue Procedure for the year at issue). Note: Certain tax classification elections can be requested by filing Form 8832, *Entity Classification Election*. See Form 8832 and its instructions for additional information.

**IMPORTANT INFORMATION FOR S CORPORATION ELECTION:**

If you intend to elect to file your return as a small business corporation, an election to file a Form 1120-S must be made within certain timeframes and the corporation must meet certain tests. All of this information is included in the instructions for Form 2553, *Election by a Small Business Corporation*.

(IRS USE ONLY) 575A 02-12-2009 WEAL B 9999999999 SS-4

If you are required to deposit for employment taxes (Forms 941, 943, 940, 944, 945, CT-1, or 1042), excise taxes (Form 720), or income taxes (Form 1120), you will receive a Welcome Package shortly, which includes instructions for making your deposits electronically through the Electronic Federal Tax Payment System (EFTPS). A Personal Identification Number (PIN) for EFTPS will also be sent to you under separate cover. Please activate the PIN once you receive it, even if you have requested the services of a tax professional or representative. For more information about EFTPS, refer to Publication 966, *Electronic Choices to Pay All Your Federal Taxes* and Publication 4248, *EFTPS (Brochure)*. If you need to make a deposit before you receive your Welcome Package, please visit an IRS taxpayer assistance center to obtain a Federal Tax Deposit Coupon, Form 8109-B. To locate the taxpayer assistance center nearest you, visit the IRS Web site at http://www.irs.gov/localcontacts/index.html. Note: You will not be able to obtain Form 8109-B by calling 1-800-829-TAXFORMS (1-800-829-3676).

The IRS is committed to helping all taxpayers comply with their tax filing obligations. If you need help completing your returns or meeting your tax obligations, Authorized e-file Providers, such as Reporting Agents (payroll service providers) are available to assist you. Visit the IRS Web site at www.irs.gov for a list of companies that offer IRS e-file for business products and services. The list provides addresses, telephone numbers, and links to their Web sites.

To obtain tax forms and publications, including those referenced in this notice, visit our Web site at www.irs.gov. If you do not have access to the Internet, call 1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

**IMPORTANT REMINDERS:**

* Keep a copy of this notice in your permanent records. **This notice is issued only one time and the IRS will not be able to generate a duplicate copy for you.**

* Use this EIN and your name exactly as they appear at the top of this notice on all your federal tax forms.

* Refer to this EIN on your tax-related correspondence and documents.

If you have questions about your EIN, you can call us at the phone number or write to us at the address shown at the top of this notice. If you write, please tear off the stub at the bottom of this notice and send it along with your letter. If you do not need to write us, do not complete and return the stub. Thank you for your cooperation.

Keep this part for your records. CP 575 A (Rev. 7-2007)

---

Return this part with any correspondence so we may identify your account. Please correct any errors in your name or address.

CP 575 A

9999999999

Your Telephone Number ( ) - ______ Best Time to Call ______

DATE OF THIS NOTICE: 02-12-2009
EMPLOYER IDENTIFICATION NUMBER: 26-4246454
FORM: SS-4 NOBOD

INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

WEALTHPOINT EQUITY VENTURES GROUP INC
% ROBERT W KEPE
1560-1 NEWBURY RD NUMBER 514
NEWBURY PARK, CA 91320

# EXHIBIT H

# LOAN DOCUMENTS

# PROMISSORY NOTE

**THIS NOTE HAS BEEN MADE FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH THE DISTRIBUTION THEREOF AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THIS NOTE MAY NOT BE SOLD, TRANSFERRED, OR ASSIGNED ("TRANSFER") UNLESS IT IS SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE MAKER CONSENTS IN WRITING TO SUCH TRANSFER.**

**Wealthpoint Equity Ventures Group, Inc.** a Company incorporated in the state of Delaware and located at **1560-1 Newbury Road #514, Newbury Park, CA 91324** (the "Maker"), for value received, promises to pay to the Individual and/or legal entity designated in this Note as the "HOLDER," the principal sum of **Nine Hundred Thousand ($900,000.00) Dollars** with an annualized rate of return of SIX PERCENT (6%) until maturity. Simple interest shall begin accruing upon the execution ("Commencement Date") of this Note and its funding. Interest Only payments shall be due monthly on the 15th of every month and based on the commencement date of the Note. Monthly interest payments shall commence on the 15th day of the month of the first full month after the Commencement Date (i.e. an investor invests on August 26th, the FOLLOWING MONTH shall be September and the first payment to the investor will include simple interest from August 26th to September 1st. ("SIMPLE INTERST") The investor will receive this first payment of simple interest only on October 15th). The entire Principal, together with accrued interest, shall be due and payable to the Holder no later than TWENTY FOUR months (24) from the Commencement Date. Maker may at any time or from time to time make a voluntary prepayment, whether in full or in part, of this Note, without premium or penalty.

## 1. NOTES

This Note in the principal amount of Nine Hundred Thousand ($900,000.00) Dollars per Note, or any fractional amounts, is offered for sale by the Maker. The Note shall be senior debt of the Maker.

## 2. EVENTS OF DEFAULT

A default shall be defined as one or more of the following events ("Event of Default") occurring and continuing:

(a) The Maker shall fail to pay any interest payment on this Note when due for a period of thirty (30) days after notice of such default has been sent by the Holder to the Maker.

(b) The Maker shall dissolve or terminate the existence of the Maker.

(c) The Maker shall file a petition in bankruptcy, make an assignment for the benefit of its creditors, or consent to or acquiesce in the appointment of a receiver for all or substantially all of its property, or a petition for the appointment of a receiver shall be filed against the Maker and remain unstayed for at least ninety (90) days.

Upon the occurrence of an Event of Default, the Holder of this Note may, by written notice to the Maker, declare the unpaid principal amount and all accrued interest of the Note immediately due and payable.

## 3. COMMENCEMENT DATE OF THE NOTE

The Commencement Date of the Note shall be the date that which this Note is executed AND funds under the terms of this Note have been tendered in full to the Maker from the Holder.

## 4. STATUS OF HOLDER

The Maker may treat the Holder of this Note as the absolute owner of this Note for the purpose of making payments of principal or interest and for all other purposes, and shall not be affected by any notice to the contrary, unless the Maker so consents in writing.

## 5. SECURITIES ACT RESTRICTIONS

This Note has not been registered for sale under the Act. This Note may not be sold, offered for sale, pledged, assigned or otherwise disposed of, unless certain conditions are satisfied.

## 6. DEMAND

Upon sixty (60) calendar days ("Notice Period") written notice, the Holder of this Note shall be entitled to demand payment in full and accelerate the terms of this Note. During the Notice Period, interest shall stop accruing and no monthly payments shall be made. Upon or before the sixtieth (60th) calendar, Maker shall tender the principal balance plus any accrued interest to the Holder.

## 7. ATTORNEYS' FEES

The prevailing party in an action to enforce this Note shall be entitled to reasonable attorneys' fees, costs and collection expense.

## 8. ARBITRATION

Any claim or controversy arising among or between the parties hereto pertaining to the Company, or any claim or controversy arising out of or respecting any matter contained in this Agreement or any differences as to the interpretation or performance of any of the provisions of this Agreement shall be settled by arbitration in California before an arbitrator of the American Arbitration Association under its then prevailing rules. The arbitrator will be chosen by the Maker and agreeable to the Holder. Chosen arbitrator shall be located and practicing in the state of California, having at least five years of experience in business arbitrations. All other arbitrators not meeting these qualifications may not participate in any Arbitration proceedings. In any arbitration involving this Agreement, the arbitrator shall not make any award which will alter, change, cancel or rescind any provision of this Agreement, and their award shall be consistent with the provisions of this Agreement. Any such arbitration must be commenced no later than one (1) year from the date such claim or controversy arose, or such claim shall be deemed to have been waived. The award of the arbitrator shall be final and binding and judgment may be entered thereon in any court of competent jurisdiction.

Anything to the contrary herein contained notwithstanding, since the Note cannot be readily purchased or sold on the open market and the parties will be irreparably damaged in the event this Agreement is not specifically enforced, should any dispute concerning the sale or disposition of any of the Note of the Holder occur, a temporary restraining order or injunction may be obtained from a court of appropriate jurisdiction, restraining any sale or disposition of said Note, pending the determination of such controversy, pursuant to the arbitration provision of this Agreement. In addition to the foregoing, any of the parties may apply to any court of appropriate jurisdiction for any of the provisional remedies to which such party may be entitled to under the laws of the State of California, including, but not limited to, injunction, attachment or replevin, pending the determination of any claim or controversy, pursuant to the arbitration provision of this Agreement. Service of process and notice of arbitration may be made by either Certified or Registered Mail, return receipt requested, addressed to any party at the address listed in this Agreement.

NOTICE: BY INITIALING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE ARBITRATION OF DISPUTES PROVISION DECIDED BY NEUTRAL ARIBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOUR ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THE "ARBITRATION" PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY. YOU HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO

SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION" PROVISION TO NEUTRAL ARBITRATION. INITIAL BELOW.

K ______ MK DK

9. **MISCELLANEOUS.**

(a) **Successors and Assigns**. The Holder may not assign, transfer or sell this Note to any party without the express written consent of the Maker. This Note shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(b) **Entire Agreement.** This Note contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Note shall be effective unless in writing and signed by both parties to this Note.

(c) **Notices**. All notices in connection with this Note shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 8) with a copy to

Wealthpoint Equity Ventures Group, Inc
1560-1 Newbury Road #514
Newbury Park, CA 91324
818-571-9058

Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

(d) **Section Headings**. The headings of the various sections of the Note have been inserted as a matter of convenience for reference only and shall be of no legal effect.

(e) **Severability**. If any provision or portion of this Note or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Note.

(f) **Applicable Law**. This Note shall be deemed to have been made in the State of California, and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of California without regard to conflict of laws rules applied in the State of California. The parties hereto hereby consent

to personal jurisdiction and venue exclusively in the State of California with respect to any action or proceeding brought with respect to this Note.

**Maker: Robert Kepe, CFO**



**Wealthpoint Equity Ventures Group**
A Delaware Company

**Holder:**

Print Name: : **Desi and Margaret Kepe, as Trustees of the Desi and Margaret Kepe Revocable Trust, dated May 18, 1998**

Date: 3/1/09

# PROMISSORY NOTE

**THIS NOTE HAS BEEN MADE FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH THE DISTRIBUTION THEREOF AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THIS NOTE MAY NOT BE SOLD, TRANSFERRED, OR ASSIGNED ("TRANSFER") UNLESS IT IS SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE MAKER CONSENTS IN WRITING TO SUCH TRANSFER.**

**Wealthpoint Equity Ventures Group, Inc.** a Company incorporated in the state of Delaware and located at **1560-1 Newbury Road #514, Newbury Park, CA 91324** (the "Maker"), for value received, promises to pay to the Individual and/or legal entity designated in this Note as the "HOLDER," the principal sum of **Four Hundred and Sixty Five Thousand ($465,000.00) Dollars** with an annualized rate of return of NINE AND ONE HALF PERCENT (9.5%) until maturity. Simple interest shall begin accruing upon the execution ("Commencement Date") of this Note and its funding. Interest Only payments shall be due monthly on the 15th of every month and based on the commencement date of the Note. Monthly interest payments shall commence on the 15th day of the month of the first full month after the Commencement Date (i.e. an investor invests on August 26th, the FOLLOWING MONTH shall be September and the first payment to the investor will include simple interest from August 26th to September 1st. ("SIMPLE INTERST") The investor will receive this first payment of simple interest only on October 15th). The entire Principal, together with accrued interest, shall be due and payable to the Holder no later than TWENTY FOUR months (24) from the Commencement Date. Maker may at any time or from time to time make a voluntary prepayment, whether in full or in part, of this Note, without premium or penalty.

## 1. NOTES

This Note in the principal amount of Nine Hundred Thousand ($465,000.00) Dollars per Note, or any fractional amounts, is offered for sale by the Maker. The Note shall be senior debt of the Maker.

## 2. EVENTS OF DEFAULT

A default shall be defined as one or more of the following events ("Event of Default") occurring and continuing:

(a) The Maker shall fail to pay any interest payment on this Note when due for a period of thirty (30) days after notice of such default has been sent by the Holder to the Maker.

(b) The Maker shall dissolve or terminate the existence of the Maker.

(c) The Maker shall file a petition in bankruptcy, make an assignment for the benefit of its creditors, or consent to or acquiesce in the appointment of a receiver for all or substantially all of its property, or a petition for the appointment of a receiver shall be filed against the Maker and remain unstayed for at least ninety (90) days.

Upon the occurrence of an Event of Default, the Holder of this Note may, by written notice to the Maker, declare the unpaid principal amount and all accrued interest of the Note immediately due and payable.

## 3. COMMENCEMENT DATE OF THE NOTE

The Commencement Date of the Note shall be the date that which this Note is executed AND funds under the terms of this Note have been tendered in full to the Maker from the Holder.

## 4. STATUS OF HOLDER

The Maker may treat the Holder of this Note as the absolute owner of this Note for the purpose of making payments of principal or interest and for all other purposes, and shall not be affected by any notice to the contrary, unless the Maker so consents in writing.

## 5. SECURITIES ACT RESTRICTIONS

This Note has not been registered for sale under the Act. This Note may not be sold, offered for sale, pledged, assigned or otherwise disposed of, unless certain conditions are satisfied.

## 6. DEMAND

Upon sixty (60) calendar days ("Notice Period") written notice, the Holder of this Note shall be entitled to demand payment in full and accelerate the terms of this Note. During the Notice Period, interest shall stop accruing and no monthly payments shall be made. Upon or before the sixtieth ($60^{th}$) calendar, Maker shall tender the principal balance plus any accrued interest to the Holder.

## 7. ATTORNEYS' FEES

The prevailing party in an action to enforce this Note shall be entitled to reasonable attorneys' fees, costs and collection expense.

## 8. ARBITRATION

Any claim or controversy arising among or between the parties hereto pertaining to the Company, or any claim or controversy arising out of or respecting any matter contained in this Agreement or any differences as to the interpretation or performance of any of the provisions of this Agreement shall be settled by arbitration in California before an arbitrator of the American Arbitration Association under its then prevailing rules. The arbitrator will be chosen by the Maker and agreeable to the Holder. Chosen arbitrator shall be located and practicing in the state of California, having at least five years of experience in business arbitrations. All other arbitrators not meeting these qualifications may not participate in any Arbitration proceedings. In any arbitration involving this Agreement, the arbitrator shall not make any award which will alter, change, cancel or rescind any provision of this Agreement, and their award shall be consistent with the provisions of this Agreement. Any such arbitration must be commenced no later than one (1) year from the date such claim or controversy arose, or such claim shall be deemed to have been waived. The award of the arbitrator shall be final and binding and judgment may be entered thereon in any court of competent jurisdiction.

Anything to the contrary herein contained notwithstanding, since the Note cannot be readily purchased or sold on the open market and the parties will be irreparably damaged in the event this Agreement is not specifically enforced, should any dispute concerning the sale or disposition of any of the Note of the Holder occur, a temporary restraining order or injunction may be obtained from a court of appropriate jurisdiction, restraining any sale or disposition of said Note, pending the determination of such controversy, pursuant to the arbitration provision of this Agreement. In addition to the foregoing, any of the parties may apply to any court of appropriate jurisdiction for any of the provisional remedies to which such party may be entitled to under the laws of the State of California, including, but not limited to, injunction, attachment or replevin, pending the determination of any claim or controversy, pursuant to the arbitration provision of this Agreement. Service of process and notice of arbitration may be made by either Certified or Registered Mail, return receipt requested, addressed to any party at the address listed in this Agreement.

NOTICE: BY INITIALING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE ARBITRATION OF DISPUTES PROVISION DECIDED BY NEUTRAL ARIBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOUR ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS <u>THOSE</u> RIGHTS ARE SPECIFICALLY INCLUDED IN THE "ARBITRATION" PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY. YOU HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO

SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION" PROVISION TO NEUTRAL ARBITRATION. INITIAL BELOW.

## 9. MISCELLANEOUS.

(a) **Successors and Assigns.** The Holder may not assign, transfer or sell this Note to any party without the express written consent of the Maker. This Note shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(b) **Entire Agreement.** This Note contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Note shall be effective unless in writing and signed by both parties to this Note.

(c) **Notices.** All notices in connection with this Note shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 8) with a copy to

Wealthpoint Equity Ventures Group, Inc
1560-1 Newbury Road #514
Newbury Park, CA 91324
818-571-9058

Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

(d) **Section Headings.** The headings of the various sections of the Note have been inserted as a matter of convenience for reference only and shall be of no legal effect.

(e) **Severability.** If any provision or portion of this Note or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Note.

(f) **Applicable Law.** This Note shall be deemed to have been made in the State of California, and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of California without regard to conflict of laws rules applied in the State of California. The parties hereto hereby consent

to personal jurisdiction and venue exclusively in the State of California with respect to any action or proceeding brought with respect to this Note.

**Maker: Robert Kepe, CFO**



**Wealthpoint Equity Ventures Group**
A Delaware Company

**Holder:**



Print Name: **Pheng Lee and Nhia Lee**

Date: 03-08-09

# PROMISSORY NOTE

**THIS NOTE HAS BEEN MADE FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH THE DISTRIBUTION THEREOF AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THIS NOTE MAY NOT BE SOLD, TRANSFERRED, OR ASSIGNED ("TRANSFER") UNLESS IT IS SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE MAKER CONSENTS IN WRITING TO SUCH TRANSFER.**

**Wealthpoint Equity Ventures Group, Inc.** a Company incorporated in the state of Delaware and located at **1560-1 Newbury Road #514, Newbury Park, CA 91324** (the "Maker"), for value received, promises to pay to the Individual and/or legal entity designated in this Note as the "HOLDER," the principal sum of **One Hundred and Fifty Thousand ($150,000.00) Dollars** with an annualized rate of return of Seven PERCENT (7%) until maturity. Simple interest shall begin accruing upon the execution ("Commencement Date") of this Note and its funding. One Interest Only payment shall be due at end of term based on the commencement date of the Note. ("SIMPLE INTERST") The entire Principal, together with accrued interest, shall be due and payable to the Holder no later than TWENTY FOUR months (24) from the Commencement Date. Maker may at any time or from time to time make a voluntary prepayment, whether in full or in part, of this Note, without premium or penalty.

## 1. NOTES

This Note in the principal amount of One Hundred and Fifty Thousand ($150,000) Dollars per Note, or any fractional amounts, is offered for sale by the Maker. The Note shall be senior debt of the Maker.

## 2. EVENTS OF DEFAULT

A default shall be defined as one or more of the following events ("Event of Default") occurring and continuing:

(a) The Maker shall fail to pay any interest payment on this Note when due for a period of thirty (30) days after notice of such default has been sent by the Holder to the Maker.

(b) The Maker shall dissolve or terminate the existence of the Maker.

(c) The Maker shall file a petition in bankruptcy, make an assignment for the benefit of its creditors, or consent to or acquiesce in the appointment of a receiver for all or substantially all of its property, or a petition for the appointment of a receiver shall be filed against the Maker and remain unstayed for at least ninety (90) days.

Upon the occurrence of an Event of Default, the Holder of this Note may, by written notice to the Maker, declare the unpaid principal amount and all accrued interest of the Note immediately due and payable.

## 3. COMMENCEMENT DATE OF THE NOTE

The Commencement Date of the Note shall be the date that which this Note is executed AND funds under the terms of this Note have been tendered in full to the Maker from the Holder.

## 4. STATUS OF HOLDER

The Maker may treat the Holder of this Note as the absolute owner of this Note for the purpose of making payments of principal or interest and for all other purposes, and shall not be affected by any notice to the contrary, unless the Maker so consents in writing.

## 5. SECURITIES ACT RESTRICTIONS

This Note has not been registered for sale under the Act. This Note may not be sold, offered for sale, pledged, assigned or otherwise disposed of, unless certain conditions are satisfied.

## 6. ATTORNEYS' FEES

The prevailing party in an action to enforce this Note shall be entitled to reasonable attorneys' fees, costs and collection expense.

## 7. ARBITRATION

Any claim or controversy arising among or between the parties hereto pertaining to the Company, or any claim or controversy arising out of or respecting any matter contained in this Agreement or any differences as to the interpretation or performance of any of the provisions of this Agreement shall be settled by arbitration in California before an arbitrator of the American Arbitration Association under its then prevailing rules. The arbitrator will be chosen by the Maker and agreeable to the Holder. Chosen arbitrator shall be located and practicing in the state of California, having at least five years of experience in business arbitrations. All other arbitrators not meeting these qualifications may not participate in any Arbitration proceedings. In any arbitration involving this Agreement, the arbitrator shall not make any award which will alter, change, cancel or rescind any provision of this Agreement, and their award shall be consistent with the provisions of this Agreement. Any such arbitration must be commenced no later than one (1) year from the date such claim or controversy arose, or such claim shall be deemed to have been waived. The award of the arbitrator shall be final and binding and judgment may be entered thereon in any court of competent jurisdiction.

Anything to the contrary herein contained notwithstanding, since the Note cannot be readily purchased or sold on the open market and the parties will be irreparably damaged in the event this Agreement is not specifically enforced, should any dispute concerning the sale or disposition of any of the Note of the Holder occur, a temporary restraining order or injunction may be obtained from a court of appropriate jurisdiction, restraining any sale or disposition of said Note, pending the determination of such controversy, pursuant to the arbitration provision of this Agreement. In addition to the foregoing, any of the parties may apply to any court of appropriate jurisdiction for any of the provisional remedies to which such party may be entitled to under the laws of the State of California, including, but not limited to, injunction, attachment or replevin, pending the determination of any claim or controversy, pursuant to the arbitration provision of this Agreement. Service of process and notice of arbitration may be made by either Certified or Registered Mail, return receipt requested, addressed to any party at the address listed in this Agreement.

NOTICE: BY INITIALING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE ARBITRATION OF DISPUTES PROVISION DECIDED BY NEUTRAL ARIBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOUR ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THE "ARBITRATION" PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY. YOU HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION" PROVISION TO NEUTRAL ARBITRATION. INITIAL BELOW.

__________ __________

## 9. MISCELLANEOUS.

(a) **Successors and Assigns**. The Holder may not assign, transfer or sell this Note to any party without the express written consent of the Maker. This Note shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(b) **Entire Agreement.** This Note contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Note shall be effective unless in writing and signed by both parties to this Note.

(c) **Notices.** All notices in connection with this Note shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 8) with a copy to

Wealthpoint Equity Ventures Group, Inc
1560-1 Newbury Road #514
Newbury Park, CA 91324
818-571-9058

Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

(d) **Section Headings**. The headings of the various sections of the Note have been inserted as a matter of convenience for reference only and shall be of no legal effect.

(e) **Severability**. If any provision or portion of this Note or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Note.

(f) **Applicable Law**. This Note shall be deemed to have been made in the State of California, and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of California without regard to conflict of laws rules applied in the State of California. The parties hereto hereby consent to personal jurisdiction and venue exclusively in the State of California with respect to any action or proceeding brought with respect to this Note.



**Maker:**

**Wealthpoint Equity Ventures Group**
A Delaware Company



**Holder:**

DRAGICA RUDAS

Print Name: Dragica and Loui P. Rudas, as trustees of the Rudas Family Living Trust, dated June 7, 2002

Date: ____________________

# PROMISSORY NOTE

**THIS NOTE HAS BEEN MADE FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH THE DISTRIBUTION THEREOF AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THIS NOTE MAY NOT BE SOLD, TRANSFERRED, OR ASSIGNED ("TRANSFER") UNLESS IT IS SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE MAKER CONSENTS IN WRITING TO SUCH TRANSFER.**

**Wealthpoint Equity Ventures Group, Inc.** a Company incorporated in the state of Delaware and located at **1560-1 Newbury Road #514, Newbury Park, CA 91324** (the "Maker"), for value received, promises to pay to the Individual and/or legal entity designated in this Note as the "HOLDER," the principal sum of **Three Hundred and Ninty Thousand ($390,000.00) Dollars** with an annualized rate of return of SIX PERCENT (6%) until maturity. Simple interest shall begin accruing upon the execution ("Commencement Date") of this Note and its funding. Interest Only payments shall be due monthly on the 15th of every month and based on the commencement date of the Note. Monthly interest payments shall commence on the 15th day of the month of the first full month after the Commencement Date (i.e. an investor invests on August 26th, the FOLLOWING MONTH shall be September and the first payment to the investor will include simple interest from August 26th to September 1st. ("SIMPLE INTERST") The investor will receive this first payment of simple interest only on October 15th). The entire Principal, together with accrued interest, shall be due and payable to the Holder no later than TWENTY FOUR months (24) from the Commencement Date. Maker may at any time or from time to time make a voluntary prepayment, whether in full or in part, of this Note, without premium or penalty.

## 1. NOTES

This Note in the principal amount of Nine Hundred Thousand ($390,000.00) Dollars per Note, or any fractional amounts, is offered for sale by the Maker. The Note shall be senior debt of the Maker.

## 2. EVENTS OF DEFAULT

A default shall be defined as one or more of the following events ("Event of Default") occurring and continuing:

(a) The Maker shall fail to pay any interest payment on this Note when due for a period of thirty (30) days after notice of such default has been sent by the Holder to the Maker.

(b) The Maker shall dissolve or terminate the existence of the Maker.

(c) The Maker shall file a petition in bankruptcy, make an assignment for the benefit of its creditors, or consent to or acquiesce in the appointment of a receiver for all or substantially all of its property, or a petition for the appointment of a receiver shall be filed against the Maker and remain unstayed for at least ninety (90) days.

Upon the occurrence of an Event of Default, the Holder of this Note may, by written notice to the Maker, declare the unpaid principal amount and all accrued interest of the Note immediately due and payable.

## 3. COMMENCEMENT DATE OF THE NOTE

The Commencement Date of the Note shall be the date that which this Note is executed AND funds under the terms of this Note have been tendered in full to the Maker from the Holder.

## 4. STATUS OF HOLDER

The Maker may treat the Holder of this Note as the absolute owner of this Note for the purpose of making payments of principal or interest and for all other purposes, and shall not be affected by any notice to the contrary, unless the Maker so consents in writing.

## 5. SECURITIES ACT RESTRICTIONS

This Note has not been registered for sale under the Act. This Note may not be sold, offered for sale, pledged, assigned or otherwise disposed of, unless certain conditions are satisfied.

## 6. DEMAND

Upon sixty (60) calendar days ("Notice Period") written notice, the Holder of this Note shall be entitled to demand payment in full and accelerate the terms of this Note. During the Notice Period, interest shall stop accruing and no monthly payments shall be made. Upon or before the sixtieth (60th) calendar, Maker shall tender the principal balance plus any accrued interest to the Holder.

## 7. ATTORNEYS' FEES

The prevailing party in an action to enforce this Note shall be entitled to reasonable attorneys' fees, costs and collection expense.

## 8. ARBITRATION

Any claim or controversy arising among or between the parties hereto pertaining to the Company, or any claim or controversy arising out of or respecting any matter contained in this Agreement or any differences as to the interpretation or performance of any of the provisions of this Agreement shall be settled by arbitration in California before an arbitrator of the American Arbitration Association under its then prevailing rules. The arbitrator will be chosen by the Maker and agreeable to the Holder. Chosen arbitrator shall be located and practicing in the state of California, having at least five years of experience in business arbitrations. All other arbitrators not meeting these qualifications may not participate in any Arbitration proceedings. In any arbitration involving this Agreement, the arbitrator shall not make any award which will alter, change, cancel or rescind any provision of this Agreement, and their award shall be consistent with the provisions of this Agreement. Any such arbitration must be commenced no later than one (1) year from the date such claim or controversy arose, or such claim shall be deemed to have been waived. The award of the arbitrator shall be final and binding and judgment may be entered thereon in any court of competent jurisdiction.

Anything to the contrary herein contained notwithstanding, since the Note cannot be readily purchased or sold on the open market and the parties will be irreparably damaged in the event this Agreement is not specifically enforced, should any dispute concerning the sale or disposition of any of the Note of the Holder occur, a temporary restraining order or injunction may be obtained from a court of appropriate jurisdiction, restraining any sale or disposition of said Note, pending the determination of such controversy, pursuant to the arbitration provision of this Agreement. In addition to the foregoing, any of the parties may apply to any court of appropriate jurisdiction for any of the provisional remedies to which such party may be entitled to under the laws of the State of California, including, but not limited to, injunction, attachment or replevin, pending the determination of any claim or controversy, pursuant to the arbitration provision of this Agreement. Service of process and notice of arbitration may be made by either Certified or Registered Mail, return receipt requested, addressed to any party at the address listed in this Agreement.

NOTICE: BY INITIALING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE ARBITRATION OF DISPUTES PROVISION DECIDED BY NEUTRAL ARIBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOUR ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THE "ARBITRATION" PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY. YOU HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO

SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION" PROVISION TO NEUTRAL ARBITRATION. INITIAL BELOW.

_________ ______________

## 9. MISCELLANEOUS.

(a) **Successors and Assigns**. The Holder may not assign, transfer or sell this Note to any party without the express written consent of the Maker. This Note shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(b) **Entire Agreement**. This Note contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Note shall be effective unless in writing and signed by both parties to this Note.

(c) **Notices**. All notices in connection with this Note shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 8) with a copy to

Wealthpoint Equity Ventures Group, Inc
1560-1 Newbury Road #514
Newbury Park, CA 91324
818-571-9058

Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

(d) **Section Headings**. The headings of the various sections of the Note have been inserted as a matter of convenience for reference only and shall be of no legal effect.

(e) **Severability**. If any provision or portion of this Note or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Note.

(f) **Applicable Law**. This Note shall be deemed to have been made in the State of California, and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of California without regard to conflict of laws rules applied in the State of California. The parties hereto hereby consent

to personal jurisdiction and venue exclusively in the State of California with respect to any action or proceeding brought with respect to this Note.

**Maker: Robert Kepe, CFO**



**Wealthpoint Equity Ventures Group**
A Delaware Company

**Holder:**



Print Name: : **Desi and Deborah Page Kepe, as Trustees of the DDMZ Revocable Living Trust, dated July 8, 2008**

Date: March 1, 2009

# PROMISSORY NOTE

**THIS NOTE HAS BEEN MADE FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH THE DISTRIBUTION THEREOF AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THIS NOTE MAY NOT BE SOLD, TRANSFERRED, OR ASSIGNED ("TRANSFER") UNLESS IT IS SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE MAKER CONSENTS IN WRITING TO SUCH TRANSFER.**

**Wealthpoint Equity Ventures Group, Inc.** a Company incorporated in the state of Delaware and located at **1560-1 Newbury Road #514, Newbury Park, CA 91324** (the "Maker"), for value received, promises to pay to the Individual and/or legal entity designated in this Note as the "HOLDER," the principal sum of **THREE HUNDRED THOUSAND ($300,000.00) Dollars** with an annualized rate of return of TEN PERCENT (10%) until maturity. Simple interest shall begin accruing upon the execution ("Commencement Date") of this Note and its funding. Interest Only payments shall be due monthly on the 15th of every month and based on the commencement date of the Note. Monthly interest payments shall commence on the 15th day of the month of the first full month after the Commencement Date (i.e. an investor invests on August 26th, the FOLLOWING MONTH shall be September and the first payment to the investor will include simple interest from August 26th to September 1st. ("SIMPLE INTERST") The investor will receive this first payment of simple interest only on October 15th). The entire Principal, together with accrued interest, shall be due and payable to the Holder no later than TWENTY FOUR months (24) from the Commencement Date. Maker may at any time or from time to time make a voluntary prepayment, whether in full or in part, of this Note, without premium or penalty.

## 1. NOTES

This Note in the principal amount of Three Hundred Thousand ($300,000.00) Dollars per Note, or any fractional amounts, is offered for sale by the Maker. The Note shall be senior debt of the Maker.

## 2. EVENTS OF DEFAULT

A default shall be defined as one or more of the following events ("Event of Default") occurring and continuing:

(a) The Maker shall fail to pay any interest payment on this Note when due for a period of thirty (30) days after notice of such default has been sent by the Holder to the Maker.

(b) The Maker shall dissolve or terminate the existence of the Maker.

(c) The Maker shall file a petition in bankruptcy, make an assignment for the benefit of its creditors, or consent to or acquiesce in the appointment of a receiver for all or substantially all of its property, or a petition for the appointment of a receiver shall be filed against the Maker and remain unstayed for at least ninety (90) days.

Upon the occurrence of an Event of Default, the Holder of this Note may, by written noticc to the Maker, declare the unpaid principal amount and all accrued interest of the Note immediately due and payable.

## 3. COMMENCEMENT DATE OF THE NOTE

The Commencement Date of the Note shall be the date that which this Note is executed AND funds under the terms of this Note have been tendered in full to the Maker from the Holder.

## 4. STATUS OF HOLDER

The Maker may treat the Holder of this Note as the absolute owner of this Note for the purpose of making payments of principal or interest and for all other purposes, and shall not be affected by any notice to the contrary, unless the Maker so consents in writing.

## 5. SECURITIES ACT RESTRICTIONS

This Note has not been registered for sale under the Act. This Note may not be sold, offered for sale, pledged, assigned or otherwise disposed of, unless certain conditions are satisfied.

## 6. DEMAND

Upon sixty (60) calendar days ("Notice Period") written notice, the Holder of this Note shall be entitled to demand payment in full and accelerate the terms of this Note. During the Notice Period, interest shall stop accruing and no monthly payments shall be made. Upon or before the sixtieth (60th) calendar, Maker shall tender the principal balance plus any accrued interest to the Holder.

## 7. ATTORNEYS' FEES

The prevailing party in an action to enforce this Note shall be entitled to reasonable attorneys' fees, costs and collection expense.

## 8. ARBITRATION

Any claim or controversy arising among or between the parties hereto pertaining to the Company, or any claim or controversy arising out of or respecting any matter contained in this Agreement or any differences as to the interpretation or performance of any of the provisions of this Agreement shall be settled by arbitration in California before an arbitrator of the American Arbitration Association under its then prevailing rules. The arbitrator will be chosen by the Maker and agreeable to the Holder. Chosen arbitrator shall be located and practicing in the state of California, having at least five years of experience in business arbitrations. All other arbitrators not meeting these qualifications may not participate in any Arbitration proceedings. In any arbitration involving this Agreement, the arbitrator shall not make any award which will alter, change, cancel or rescind any provision of this Agreement, and their award shall be consistent with the provisions of this Agreement. Any such arbitration must be commenced no later than one (1) year from the date such claim or controversy arose, or such claim shall be deemed to have been waived. The award of the arbitrator shall be final and binding and judgment may be entered thereon in any court of competent jurisdiction.

Anything to the contrary herein contained notwithstanding, since the Note cannot be readily purchased or sold on the open market and the parties will be irreparably damaged in the event this Agreement is not specifically enforced, should any dispute concerning the sale or disposition of any of the Note of the Holder occur, a temporary restraining order or injunction may be obtained from a court of appropriate jurisdiction, restraining any sale or disposition of said Note, pending the determination of such controversy, pursuant to the arbitration provision of this Agreement. In addition to the foregoing, any of the parties may apply to any court of appropriate jurisdiction for any of the provisional remedies to which such party may be entitled to under the laws of the State of California, including, but not limited to, injunction, attachment or replevin, pending the determination of any claim or controversy, pursuant to the arbitration provision of this Agreement. Service of process and notice of arbitration may be made by either Certified or Registered Mail, return receipt requested, addressed to any party at the address listed in this Agreement.

NOTICE: BY INITIALING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE ARBITRATION OF DISPUTES PROVISION DECIDED BY NEUTRAL ARIBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOUR ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THE "ARBITRATION" PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY. YOU HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO

SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION" PROVISION TO NEUTRAL ARBITRATION. INITIAL BELOW.

SP ______ ______________

9. **MISCELLANEOUS.**

(a) **Successors and Assigns.** The Holder may not assign, transfer or sell this Note to any party without the express written consent of the Maker. This Note shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(b) **Entire Agreement.** This Note contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Note shall be effective unless in writing and signed by both parties to this Note.

(c) **Notices.** All notices in connection with this Note shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 8) with a copy to

Wealthpoint Equity Ventures Group, Inc
1560-1 Newbury Road #514
Newbury Park, CA 91324
818-571-9058

Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

(d) **Section Headings.** The headings of the various sections of the Note have been inserted as a matter of convenience for reference only and shall be of no legal effect.

(e) **Severability.** If any provision or portion of this Note or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Note.

(f) **Applicable Law.** This Note shall be deemed to have been made in the State of California, and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of California without regard to conflict of laws rules applied in the State of California. The parties hereto hereby consent

to personal jurisdiction and venue exclusively in the State of California with respect to any action or proceeding brought with respect to this Note.

**Maker: Robert Kepe, CFO**



**Wealthpoint Equity Ventures Group**
A Delaware Company

**Holder:**



Print Name: : **Blueway Realty Solutions, Inc.**

Date: 4/24/08

# PROMISSORY NOTE

**THIS NOTE HAS BEEN MADE FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH THE DISTRIBUTION THEREOF AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THIS NOTE MAY NOT BE SOLD, TRANSFERRED, OR ASSIGNED ("TRANSFER") UNLESS IT IS SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE MAKER CONSENTS IN WRITING TO SUCH TRANSFER.**

**Wealthpoint Equity Ventures Group, Inc.** a Company incorporated in the state of Delaware and located at **1560-1 Newbury Road #514, Newbury Park, CA 91324** (the "Maker"), for value received, promises to pay to the Individual and/or legal entity designated in this Note as the "HOLDER," the principal sum of **One Hundred Seventy Six Thousand and Eight Hundred ($176,800.00) Dollars** with an annualized rate of return of Seven and Three Quarter PERCENT (7.75%) until maturity. Simple interest shall begin accruing upon the execution ("Commencement Date") of this Note and its funding. Interest Only payments shall be due monthly on the 15th of every month and based on the commencement date of the Note. Monthly interest payments shall commence on the 15th day of the month of the first full month after the Commencement Date (i.e. an investor invests on August 26th; the FOLLOWING MONTH shall be September and the first payment to the investor will include simple interest from August 26th to September 1st. ("SIMPLE INTERST") The investor will receive this first payment of simple interest only on October 15th). The entire Principal, together with accrued interest, shall be due and payable to the Holder no later than TWENTY FOUR months (24) from the Commencement Date. Maker may at any time or from time to time make a voluntary prepayment, whether in full or in part, of this Note, without premium or penalty.

## 1. NOTES

This Note in the principal amount of One Hundred and Seventy Six Thousand Eight Hundred ($176,800.00) Dollars per Note, or any fractional amounts, is offered for sale by the Maker. The Note shall be senior debt of the Maker.

## 2. EVENTS OF DEFAULT

A default shall be defined as one or more of the following events ("Event of Default") occurring and continuing:

(a) The Maker shall fail to pay any interest payment on this Note when due for a period of thirty (30) days after notice of such default has been sent by the Holder to the Maker.

(b) The Maker shall dissolve or terminate the existence of the Maker.

(c) The Maker shall file a petition in bankruptcy, make an assignment for the benefit of its creditors, or consent to or acquiesce in the appointment of a receiver for all or substantially all of its property, or a petition for the appointment of a receiver shall be filed against the Maker and remain unstayed for at least ninety (90) days.

Upon the occurrence of an Event of Default, the Holder of this Note may, by written notice to the Maker, declare the unpaid principal amount and all accrued interest of the Note immediately due and payable.

**3. COMMENCEMENT DATE OF THE NOTE**

The Commencement Date of the Note shall be the date that which this Note is executed AND funds under the terms of this Note have been tendered in full to the Maker from the Holder.

**4. STATUS OF HOLDER**

The Maker may treat the Holder of this Note as the absolute owner of this Note for the purpose of making payments of principal or interest and for all other purposes, and shall not be affected by any notice to the contrary, unless the Maker so consents in writing.

**5. SECURITIES ACT RESTRICTIONS**

This Note has not been registered for sale under the Act. This Note may not be sold, offered for sale, pledged, assigned or otherwise disposed of, unless certain conditions are satisfied.

**6. DEMAND**

Upon sixty (60) calendar days ("Notice Period") written notice, the Holder of this Note shall be entitled to demand payment in full and accelerate the terms of this Note. During the Notice Period, interest shall stop accruing and no monthly payments shall be made. Upon or before the sixtieth ($60^{th}$) calendar, Maker shall tender the principal balance plus any accrued interest to the Holder.

**7. ATTORNEYS' FEES**

The prevailing party in an action to enforce this Note shall be entitled to reasonable attorneys' fees, costs and collection expense.

## 8. ARBITRATION

Any claim or controversy arising among or between the parties hereto pertaining to the Company, or any claim or controversy arising out of or respecting any matter contained in this Agreement or any differences as to the interpretation or performance of any of the provisions of this Agreement shall be settled by arbitration in California before an arbitrator of the American Arbitration Association under its then prevailing rules. The arbitrator will be chosen by the Maker and agreeable to the Holder. Chosen arbitrator shall be located and practicing in the state of California, having at least five years of experience in business arbitrations. All other arbitrators not meeting these qualifications may not participate in any Arbitration proceedings. In any arbitration involving this Agreement, the arbitrator shall not make any award which will alter, change, cancel or rescind any provision of this Agreement, and their award shall be consistent with the provisions of this Agreement. Any such arbitration must be commenced no later than one (1) year from the date such claim or controversy arose, or such claim shall be deemed to have been waived. The award of the arbitrator shall be final and binding and judgment may be entered thereon in any court of competent jurisdiction.

Anything to the contrary herein contained notwithstanding, since the Note cannot be readily purchased or sold on the open market and the parties will be irreparably damaged in the event this Agreement is not specifically enforced, should any dispute concerning the sale or disposition of any of the Note of the Holder occur, a temporary restraining order or injunction may be obtained from a court of appropriate jurisdiction, restraining any sale or disposition of said Note, pending the determination of such controversy, pursuant to the arbitration provision of this Agreement. In addition to the foregoing, any of the parties may apply to any court of appropriate jurisdiction for any of the provisional remedies to which such party may be entitled to under the laws of the State of California, including, but not limited to, injunction, attachment or replevin, pending the determination of any claim or controversy, pursuant to the arbitration provision of this Agreement. Service of process and notice of arbitration may be made by either Certified or Registered Mail, return receipt requested, addressed to any party at the address listed in this Agreement.

NOTICE: BY INITIALING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE ARBITRATION OF DISPUTES PROVISION DECIDED BY NEUTRAL ARIBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOUR ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS <u>THOSE</u> RIGHTS ARE SPECIFICALLY INCLUDED IN THE "ARBITRATION" PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY. YOU HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO

SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION" PROVISION TO NEUTRAL ARBITRATION. INITIAL BELOW.

__________ ____________

## 9. MISCELLANEOUS.

(a) **Successors and Assigns**. The Holder may not assign, transfer or sell this Note to any party without the express written consent of the Maker. This Note shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(b) **Entire Agreement.** This Note contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Note shall be effective unless in writing and signed by both parties to this Note.

(c) **Notices**. All notices in connection with this Note shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 8) with a copy to

Wealthpoint Equity Ventures Group, Inc
1560-1 Newbury Road #514
Newbury Park, CA 91324
818-571-9058

Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

(d) **Section Headings**. The headings of the various sections of the Note have been inserted as a matter of convenience for reference only and shall be of no legal effect.

(e) **Severability**. If any provision or portion of this Note or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Note.

(f) **Applicable Law**. This Note shall be deemed to have been made in the State of California, and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of California without regard to conflict of laws rules applied in the State of California. The parties hereto hereby consent

to personal jurisdiction and venue exclusively in the State of California with respect to any action or proceeding brought with respect to this Note.

**Maker: Robert Kepe, CFO**



**Wealthpoint Equity Ventures Group**
A Delaware Company

**Holder:**



Print Name: : **Alliance Real Estate Development, Inc.**

Date: 3/1/09

This page is part of your document - DO NOT DISCARD



20091349783



Pages: 0006

Recorded/Filed in Official Records Recorder's Office, Los Angeles County, California

09/02/09 AT 02:34PM

| | |
|---|---|
| FEES: | 39.00 |
| TAXES: | 0.00 |
| OTHER: | 0.00 |
| PAID: | 39.00 |



LEADSHEET



200909021890016

00001143775



002283568

SEQ: 03

DAR - Counter (Hard Copy)



THIS FORM IS NOT TO BE DUPLICATED

RECORDING REQUESTED BY
Alana Anaya



AND WHEN RECORDED MAIL TO
Alana Anaya
9440 Reseda Blvd , Suite 205
Northridge, CA 91324

SPACE ABOVE THIS LINE FOR RECORDER'S USE

# DEED OF TRUST AND ASSIGNMENT OF RENTS

*This Document Provided by Fidelity National Title*

**This Deed of Trust**, made this __1__ day of September 2009 , between

Wealthpoint Equity Ventures Group, Inc herein called **Trustor**, and

Alana B Anaya and Alejandro G Anaya Revocable Living Trust , herein called **Beneficiary**, and **Fidelity National Title** , A California corporation, herein called **Trustee**,

**Witnesseth: THAT TRUSTOR IRREVOCABLY GRANTS, TRANSFERS AND ASSIGNS TO TRUSTEE IN TRUST, WITH POWER OF SALE**, that property in Los Angeles County, California, described as

See attached Exhibit "A"

TOGETHER WITH the rents, issues and profits thereof, SUBJECT HOWEVER, to the right, power and authority given to and conferred upon Beneficiary by paragraph (11) of the provisions set forth below to collect and apply such rents, issues and profits **For the Purpose of Securing:** 1 Performance of each agreement of Trustor incorporated by reference or contained herein 2 Payment of the indebtedness evidence by one promissory note of even date herewith, and any extension of renewal thereof, in the principal sum of $370000 00 _executed by Trustor in favor of Beneficiary or order 3 Payment of such further sums as the then record owner of such property hereafter may borrow from Beneficiary, when evidenced by another note (or notes) reciting it is so secured

## To Protect the Security of This Deed of Trust, Trustor Agrees

(1) That Trustor will observe and perform said provisions, and that the referenced to property, obligations, and parties in said provisions shall be construed to refer to the property, obligations and parties set forth in this Deed of Trust

(2) To keep said property in good condition and repair, not to remove or demolish any building thereon, to complete or restore promptly and in good and workmanlike manner any building which may be constructed, damaged or destroyed thereon and to pay when due all claims for labor performed and materials furnished therefore, to comply with all laws affecting said property or requiring any alterations or improvements to be made thereon, not to commit or permit waste thereof, not to commit, suffer or permit any act upon said property in violations of law, to cultivate, irrigate, fertilize, fumigate, prune and do all other acts which from the character or use of said property may be reasonably necessary, the specific enumeration's herein not excluding the general

(3) To provide, maintain and deliver to Beneficiary fire insurance satisfactory to and with loss payable to Beneficiary The amount collected under any fire or other insurance policy may be applied by Beneficiary upon any indebtedness secured herein and in such order as beneficiary may determined or at option of Beneficiary the entire amount so collected or any part hereof may be released to Trustor Such application or release shall not cure or waive any default or notice of default hereinunder or invalidate any act done pursuant to such notice

(4) To appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of the Beneficiary or Trustee, and to pay all costs and expenses, including cost of evidence of title and attorney's fees in a reasonable sum, in any such action or proceeding in which Beneficiary or Trustee may appear, and in any suit brought by Beneficiary to record this Deed

(5) To pay, at least ten days before delinquency all taxes and assessments affecting said property, including assessments on appurtenant water stock, when due, all encumbrances charges and liens, with interest, on said property or a part thereof, which appear to be prior to superior hereto, all costs, fees and expenses of this Trust

Should Trustor fail to make any payment or to do any act as herein provided then Beneficiary or Trustee, but without obligation to do and without notice to or demand upon Trustor and without releasing Trustor from any obligation hereof, may make or do the same in such manner and to such extent as either may be deemed necessary to protect the security herein Beneficiary or Trustee being authorized to enter upon said property for such purposes, appear in and defend any action or preceding purporting to affect the security hereof or the rights or powers of Beneficiary or Trustee, pay, purchase, contest or compromise any encumbrance, charge or lien which in the judgment of either appears to be prior or superior hereto. and, in exercising any such powers, pay necessary expenses, employ counsel and pay his reasonable fees

(6) To pay immediately and without demand all sums so expended by Beneficiary or Trustee, with interest from date of expenditure at the amount allowed by law in effect at the date hereon and to pay for any statement provided for by law in effect at the date hereof regarding the obligation secured hereby any amount demanded by the Beneficiary not to exceed the maximum allowed by law at the time when said statement is demanded

(7) That any award of damages in connection with any condemnation for public use of or injury to said property or any part thereof is hereby assigned and shall be paid to Beneficiary, who may apply or release such monies received by him in the same manner and with the same effect as above provided for disposition of proceeds of fire or other insurance

(8) That by accepting payment of any sum secured hereby after its due date, Beneficiary does not waive his right either to require prompt payment when due of all other sums so secured or to declare default for failure so to pay

(9) That at any time or from time to time, without liability therefore and without notice, upon written request of Beneficiary and presentation of this deed and said Note for endorsement, and without affecting the personal liability of any person for payment of the indebtedness secured hereby, Trustee may, reconvey any part of said property, consent to the making of any map or plat thereof, join in granting any easement therein, or join in any extension agreement or any agreement subordinating the lien or charge hereof

(10) That upon written request of Beneficiary stating that all sums secured hereby have been paid, and upon surrender of this Deed and said Note to Trustee for cancellation and retention and upon payment of its fees, Trustee shall reconvey, without warranty, the property held hereunder The recitals in such RECONVEYANCE of any matters or facts shall be conclusive proof of the truthfulness thereof The grantee in such reconveyance may described as "The person or persons legally entitled thereto" Five years after issuance of such full RECONVEYANCE, Trustee may destroy said Note and this Deed (unless directed in such request to retain them)

(11) That as additional security, Trustor hereby gives to and confers upon Beneficiary the right, power and authority during the continuance of these Trusts, to collect the rents, issues and profits of said property, reserving until Trustor the right, prior to any default by Trustor in payment of any indebtedness secured hereby or in performance of any agreement hereunder, to collected and retain such rents, issues and profits as they become due and payable Upon any such default, Beneficiary may at any time without notice, either in person, by agent, or by a receiver to be appointed by a court, and without regard to the adequacy of any security for the indebtness hereby secured enter upon and take possession of said property or any part thereof, in his own name sue for or otherwise collect such rents issues and profits, including those past due and unpaid, and apply the same, less costs and expense of operation and collection, including reasonably attorney's fees, upon indebtedness secured hereby, and in such order as Beneficiary may determined The entering upon and taking possession of said property, the collection of such rents, issues and profits and the application thereof as aforesaid, shall not cure or waive any default or notice of default hereunder or invalidate any act done pursuant to such notice

(12) That upon default by Trustor in payment of any indebtedness secured hereby or in performance of any agreement hereunder, Beneficiary may declare all sums secured hereby immediately due and payable by delivery to Trustee of written declaration of default and demand for sale and of written notice of default and of election to cause to be sold said property, which notice Trustee shall cause to be filed for record beneficiary also shall post it with Trustee this Deed said Note and all documents evidencing expenditures secured hereby

After the lapse of such time as may then be required by law following the recordation of said notice of default, and notice of sale having been given as then required y law, Trustee without demand on Trustor, shall sell said property at the time and place fixed by it in said notice of sale either as a whole or in separate parcels, and in such order as it may determined, a public auction to the highest bidder for cash in lawful money of the United States, payable a the time of sale Trustee may postpone sale of all or a portion of said property by public announcement of such time and place of sale, and from time to time thereafter may postpone sale by public announcement at the time fixed by the preceding postponement Trustee shall deliver to such purchaser its deed conveying the property so sold, but without any convenant or warranty, express or implied The recitals in such deed of any matters or facts shall be conclusive proof of the truthfulness thereof Any person, including Trustor, Trustee, or Beneficiary as hereinafter defined, may purchase at such sale

(13) Beneficiary, or any successor in ownership of any indebtedness secured hereby, may from time to time, by instrument in writing, substitute a successor or successors to any Trustee named herein or acting hereunder, which instrument, executed by the Beneficiary and duly acknowledged and recorded in the office of the recorder of the County or Counties where said property is situated, shall be conclusive proof of proper substitution of such successor Trustee or Trustees, who shall, without conveyance from the Trustee predecessor, succeed to all its title, estate, rights, powers and duties Said instrument must contain the name of the original Trustor, Trustee and Beneficiary hereunder, the book and page where this Deed is recorded and the name and address of the new Trustee

(14) That this Deed applies to, insures to the benefit of, and binds all parties hereto, their heirs, legatees, devisees, administrators, executors, successors and assigns The term Beneficiary shall mean the owner and holder, including pledges of the note secured hereby whether or not named as Beneficiary herein In this Deed, whenever the context so requires the masculine gender includes the feminine and/or neuter, and the singular number includes the plural

(15) That Trustee accepts this Trust when this Deed, duly executed and acknowledged, is made a public record as provided by law Trustee is not obligated to notify any party hereto of pending sale under any other Deed of Trust or of any action or proceeding in which Trustor, Beneficiary or Trustee shall be a party unless brought by Trustee

4

The undersigned Trustor request that a copy of any Notice of Default and of any Notice of Sale hereunder be mailed to him at his address hereinbefore set forth

Dated 9/1/09 Wealthpoint Equity Venture Group, Inc.



President, Robert Wendel Kepe

STATE OF CALIFORNIA

COUNTY OF )SS

On before me, (insert name) Notary Public,

personally appeared
personally known to me(or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/ are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument

WITNESS my hand and official seal

Signature

(This area for official notarial seal)

MAIL TAX STATEMENTS AS DIRECTED ABOVE

5

# CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of Los Angeles

On Sept 1st 2009 before me Parviz Khorrami, Notary Public (Here insert name and title of the officer)

personally appeared Robert Wendel Kepe

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal



PARVIZ KHORRAMI
Commission # 1759223
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2011


(Notary Seal)

Signature of Notary Public PARVIZ KHORRAMI

## ADDITIONAL OPTIONAL INFORMATION

**DESCRIPTION OF THE ATTACHED DOCUMENT**

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date ____

(Additional information)

**CAPACITY CLAIMED BY THE SIGNER**

- Individual (s)
- Corporate Officer
- ____ (Title)
- Partner(s)
- Attorney-in-Fact
- Trustee(s)
- Other ____

**INSTRUCTIONS FOR COMPLETING THIS FORM**

*Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.*

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. he/she/they, is/are) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
  - Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document.

6

**EXHIBIT "A"**

**LEGAL DESCRIPTION**

**The land referred to in this Report is described as follows**

All that certain real property situated in the County of Los Angeles, State of California, described as follows.

LOT 98, OF TRACT NO 29999, IN THE CITY OF SANTA CLARITA, COUNTY OF LOS ANGELES, STATE OF CALIFORNIA, AS PER MAP RECORDED IN BOOK 786, PAGES 81 TO 92 INCLUSIVE OF MAPS, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY

EXCEPT THEREFROM ALL MINERALS, GAS, OILS, PETROLEUM, NAPHTHA, HYDROCARBON SUBSTANCES AND OTHER MINERALS IN OR UNDER SAID LAND, LYING 500 FEET OR MORE BELOW THE SURFACE OF SAID LAND, AS EXCEPTED AND RESERVED IN DEED RECORDED FEBRUARY 29, 1968 IN BOOK D-3926, PAGE 647, OFFICIAL RECORDS

**APN: 2811-007-012**

# Partnership Agreement

THIS AGREEMENT OF PARTNERSHIP is entered into this date 8/17/09, by and between the following Parties:

Growthworks Equity Consultants, LLC., as trustee of the STAFFORD TRUST, DATED 8/7/09
and

Kiraly Financial,LLC., as trustee of theAmerica trust, dated 8/7/09

**1. Name and Purpose.** The Partnership shall be carried on under the name of The Stafford Young Widows of America General Partnership.

The Partnership is being formed for the purpose of engaging and conducting a real estate investment business and such other lawful investments or pursuits as may be agreed upon from time to time by the Parties.

**2. Place of Business**. The principal office of the Partnership shall be located at 9135-A Reseda Blvd #235, Northridge, CA 91324.

**3. Partners.** The name and address of each of the partners is as follows:

9135-A Reseda Blvd #235, Northridge, CA 91324.

9135-A Reseda Blvd #235, Northridge, CA 91324.

**4. Term.** The Partnership has commenced business on or about 8/7/09 (date) and shall continue until terminated as provided for in this Agreement.

**5. Capital Contribution.** Each of the partners have made equal capital contributions to the Partnership of $ 1000.00. Upon the dissolution of the Partnership, each partner will receive an equal share of the net profit.

**6. Net Profits and Losses.** Subject to such adjustments as may be required pursuant to this Agreement, the net profits and losses of the Partnership shall be shared by the partners on an equal basis unless otherwise agreed in writing. The amount of annual "net profits" and "net losses" shall be determined by the accountant servicing the Partnership account and shall be computed according to regular recognized accounting practices.

**7. Salaries and Cash Flow.** No salaries will be paid to either partner. Any reimbursable expenses shall be settled on a monthly basis.

**8. Management Duties:** The day-to-day affairs of the Partnership shall be handled equally by both partners, who agree to devote substantial time and attention to the business of the Partnership and who shall have equal rights and say in the management of Partnership business.

Each partner shall be permitted to own an interest in, operate, control, or participate in any other business without the consent of the other. All partners shall provide services to the business of the Partnership and each other as proper and necessary, including keeping all partners informed of any letters, accounts, contracts, and other information which shall come

Partnership, the Partnership shall terminate and the partners shall proceed to liquidate the business of the Partnership. All assets of the Partnership shall be paid in the following manner: first to pay all just debts of the Partnership; second, to pay all undistributed funds (if any) in each partners' drawing account; third, to pay all surplus cash from the date of the last accounting to the date of dissolution; fourth, to pay all receivables as they are received; and fifth, the remaining assets of the Partnership shall then be divided equally among the partners.

**17. Illegality.** If any provision of this Agreement shall be determined by the arbitrators, or any court having competent jurisdiction, to be invalid, illegal or unenforceable, the remainder of this Agreement shall not be affected thereby, but shall continue in full force and effect as though such invalid, illegal or unenforceable provision were not a part hereof.

**18. Notices.** All notices required to be sent must be mailed by certified mail, return receipt requested to the partners' last known address.

**19. Binding Effect.** This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective next-of-kin, administrators, executors, legal representatives, successors and assigns.

**20. Waiver.** No waiver or modification of any of the provisions of this Agreement or any rights or remedies of the parties hereto shall be valid unless such change is in writing, signed by the party to be charged.

**21. Mediation.** Any claim or controversy arising out or, or relating to this Agreement, or the breach thereof, shall be resolved by mediation in Los Angeles, CA (city/state) as conducted JAMS pursuant to its alternative dispute resolution (ADR) procedures. The parties hereto promise to participate in mediation in good faith and share equally in its cost.

**22. Managing Partner.** The Managing Partner of this Partnership, The Stafford Trust, has the full authority to sign any and all documents pertaining to all aspects of the daily operation, dissolution, and or sale of any and all Partnership assets, equipment or real property titled in the name of the Partnership.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.



Name of Managing Partner
BY: The Stafford Trust
BY:Growthworks Equity Consultants LLC., as trustee
BY:Managing Member



Name of Partner
BY: The America Trust
BY: Kiraly Financial,LLC., as trustee
BY: Managing Member



Witnessed By: R.Lee